Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sun50, LLC
2905 Lexington Avenue South Suite 100
Eagan, MN 55121
https://sun50.com/

Up to $1,069,999.05 in Series A Preferred Units at $1.01
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sun50, LLC
Address: 2905 Lexington Avenue South Suite 100, Eagan, MN 55121
State of Incorporation: MN
Date Incorporated: July 09, 2018

Terms:

Equity

Offering Minimum: $9,999.00 | 9,900 shares of Series A Preferred Units
Offering Maximum: $1,069,999.05 | 1,059,405 shares of Series A Preferred Units
Type of Security Offered: Series A Preferred Units
Purchase Price of Security Offered: $1.01
Minimum Investment Amount (per investor): $249.47

**Maximum number of units offered is subject to adjustment for bonus units. See bonus info below.*

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus units.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus units.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus units.

Amount-Based:

$500+ | Daybreaker

Founder's Sun50 Baseball Cap, and 15% Off Apparel for 1 Year.

$1,000+ | The Classic

Founder's Sun50 Baseball Cap, Owner's Sun50 Bucket Hat, and 15% Off for Apparel for 1 Year.

$2,500+ | Get Shady

Founder's Sun50 Baseball Cap, Sun50 All-Weather Umbrella, and 20% Off Apparel for 1 Year.

$5,000+ | Agent Shadow

Founder's Sun50 Baseball Cap, Sun50 Signature Fedora, and 20% Off Apparel for 1 Year.

$10,000+ | California Love

Founder's Sun50 Baseball Cap, 100% California Fabric Hoodie (1) Your Choice, and 20% Off Apparel for 1 Year.

$25,000+ | Ultimate Defense

Founder's Sun50 Baseball Cap, Sun50 Sun Sleeves, Golf Polo (1) Men's or Women's Your Choice, 20% Off Apparel for 2 Years, and Video Call with Sun50 Founders Jim & Christie.

**All perks occur when offering is completed.*

The 10% StartEngine Owners' Bonus

Sun50, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Series A Preferred Units at $1.01 / unit, you will receive 110 Series A Preferred Units, meaning you'll own 110 units for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Sun50, LLC is a female founded and led sun protection clothing brand on a mission to elevate skin cancer awareness and disrupt the apparel industry with their fashion-forward sustainable attire. Christie Covarrubias, CEO and co-founder, grew up in California during a time when wearing sunscreen was not top of mind and sunburns were plentiful. Her childhood summers were spent on the beaches of Lake Tahoe alongside her cousin, Renee, sunning on floatable rafts from sunup to sundown. In their early 30s, Renee lost her life to melanoma, which developed from a mole on her back. Christie reminds us, "Skin cancer is one of the most common cancers, affecting one in five Americans by the age of 70. I often think if we had known about skin cancer prevention or early skin cancer detection, it's quite possible Renee would be alive today."

With Renee in mind, Sun50 was launched. Defined as a purposeful lifestyle brand, Sun50 is dedicated to sourcing luxe sustainable fabrics which adhere to strict environmental production standards and include Oeko-Tex® or bluesign® certification. Inspired by Christie's California roots, Sun50 styles blend beach casual with classic elegance, for fashion forward sun protection to be worn everywhere, any time for many seasons. "We are more than just a clothing brand; we are a movement. We are on a mission to save lives, inspire thoughtful living and respect our planet," says Christie.

Known for their high performance, style, and comfort, Sun50 fabrics have received The Skin Cancer Seal of Recommendation for meeting stringent criteria to achieve superior sun protection (UPF 50+) from both UVA and UVB rays. Rather than chemically treat or alter their fabrics, Sun50 fabrics are naturally sun protective due to their construction. Trusted by consumers and dermatologists worldwide, Sun50 is dedicated to superior sun protection and determined to reduce their carbon footprint by using eco-friendly fabrics and ethically manufacturing 100% of their apparel in the USA. Working with production teams in both California and Minnesota has increased efficiency, reduced waste, provides shorter production times, and minimizes supply chain difficulties. Hands on interaction with production workers fosters a family-style relationship and transparency to the safe, healthy, and fair-wage work environment of the factories.

Behind the Sun50 mission, to reduce the incidence of skin cancer by supplying the world with the most fashion-forward, easy to wear, and socially impactful sun protective clothing, is a team of seasoned experts who are shareholders in the company and just as passionate about elevating skin cancer awareness, prevention and early detection. In addition to donating a portion of the proceeds from various products, the Sun50 team proudly works with several non-profit organizations who share the Sun50 mission and collaborate on ways to amplify skin checks, sun protection and slow fashion. Speaking on behalf of her team, Christie believes, "The future depends on what we do today. If we can save and enhance lives by doing what we love to do, that is definition of success."

Sun50 products, including sun protective clothing, hats, and accessories, are sold direct-to-consumer both domestically and internationally online at Sun50.com. Sun50 is also sold on Amazon, Bikini.com, and via wholesale retail accounts in Minnesota and Florida. Sun50 was founded in Minnesota on July 9, 2018.

Competitors and Industry

Industry

The sun protection clothing market size was estimated in 2019 at $590.5M and is expected to grow at a compounded annual growth rate (CAGR) of 7.6% from 2020 to 2027. (Source: Grand View Research)

The Skin Cancer Foundation states:

1. Skin cancer is the most common cancer in the United States and worldwide.

2. 90% percent of nonmelanoma skin cancers are associated with exposure to ultraviolet (UV) radiation from the sun.

3. More people are diagnosed with skin cancer each year in the U.S. than all other cancers combined.

4. 1 in 5 Americans will develop skin cancer by the age of 70.

5. Having 5 or more sunburns doubles your risk for melanoma.

6. More than 2 people die of skin cancer in the U.S. every hour.

Consumers' increasing demand for brands that prioritize environmental and social responsibility continues to rise. Awareness and concern over climate change's impact on health, ozone depletion/UV exposure, and the environment have increased consumer demand for high-quality apparel and sun-protective solutions. The U.S. sustainability market is projected to reach $150 billion in sales by 2021, according to Nielsen.

Competitors

Sun50 has competitors in the sun protection clothing market, but none offer the same target market, product quality, ethics, or focused mission. Some of the top competitors in our industry include Coolibar, Cabana Life & Solumbra. Coolibar is the industry leader and Sun50's primary competition in the sun protection clothing industry. Cabana Life also owns a significant market share and caters to a predominantly female consumer. Solumbra maintains a more medicinal approach to its brand. Despite the present competitive landscape, Sun50 stands out in the sun protection clothing industry because of its seasoned team of industry professionals, chemical-free sun protection solutions, and their commitment to reducing their carbon footprint by sourcing high-quality sustainable fabrics and ethical USA apparel production. Investing in fashion trends software and designing with better fabrics, better cuts, better sewing, and better styles separate Sun50 collections in the market

with clothing made to last. Working with partners, survivors, and medical professionals in the skin cancer community to elevate skin cancer awareness, prevention, and early detection every day demonstrates Sun50's passion behind their company mission and their determination to reduce the incidence of skin cancer.

Current Stage and Roadmap

Current Stage

Sun50 products are currently online and generating sales at: Sun50.com, Amazon, Bikin.com, ClaireMarieFoundation.org, and wholesale retail accounts in Minnesota and Florida.

Sun50 is currently in development and production in the USA with production houses in Minneapolis, Minnesota, and Los Angeles, California.

Fabrics for the Sun50 2022 collections have been identified, sustainably verified, sampled, third-party tested to confirm UPF 50+ rating, and ordered both domestically and internationally. Fabrics for the 2022 collection began to arrive December 2021.

In addition to apparel, Sun50 has designed an exclusive line of UPF bucket hats scheduled to arrive December 2021. These high-quality, custom bucket hats offer a wider brim of sun protection which is not easily found in the current marketplace but recommended for optimum coverage by dermatologists and The Skin Cancer Foundation.

Future Roadmap

Sun50 has concepted and designed six collections for men and women to be seasonally released in 2022. The first of these collections is currently in development with sample apparel prototypes arriving weekly. Working with a production team dedicated to Sun50 products and located 15 miles from our headquarters ensures high-quality, less waste, and on-time arrivals. Unlike most clothing brands, we meet with our production teams weekly to streamline communications, improve efficiency, and maintain a collaborative partnership.

Sun50 efforts for the next few years will be focused on expanding market share, growing distribution network, and increasing brand recognition as follows:

1. Attending 2-3 industry trade shows.

2. Growing wholesale business (retail stores, spas, hotels).

3. Increasing our digital ad spend (Amazon, Google, & social media channels).

4. Growing our Influencer & Ambassador Programs.

5. Expanding product line with NEW collections & NEW sports-related accessories.

6. Capitalize on International Markets.

The Team

Managers

Name: Christie Covarrubias

Christie Covarrubias's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & CEO
  Dates of Service: September 01, 2018 - Present
  Responsibilities: As CEO, Ms. Covarrubias is responsible for leading the company. She does not currently receive a salary. If we raise $500,000 Christie will receive a salary of $75,000. If we raise $1M Christie will receive a salary of $125,000.

- **Position:** Board of Governors
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Governing Board

- **Position:** Chairman of the Board Sun50
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Provides leadership to the firm's officers and executives and build consensus in board decisions.

Name: Jim Lockhart

Jim Lockhart's current primary role is with WipFli LLP. Jim Lockhart currently services 2-3 (as needed) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: September 01, 2018 - Present
  Responsibilities: As a partner in a national CPA firm, Jim is the National Real Estate Practice leader firm-wide. With a proven track record successfully building teams and companies, formulating and executing strategies, and growing revenue and profitability, Jim brings his expertise to the team, collaborating on strategic initiatives to move the company forward and grow the brand. He does not currently receive a salary.

Other business experience in the past three years:

- **Employer:** WipFli LLP
  Title: Partner

Dates of Service: February 01, 2010 - Present
Responsibilities: Provide clients with cutting-edge tax advice to help them save their money, grow and become more successful.

Name: Mark Hoiland

Mark Hoiland's current primary role is with Retired. Mark Hoiland currently services ~.5 (as needed) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: June 01, 2021 - Present
  Responsibilities: As a member of the Board of Directors, Mr. Hoiland is responsible for advising the company. He currently does not receive a salary

Other business experience in the past three years:

- **Employer:** BankVista
  Title: RETIRED - VP
  Dates of Service: June 01, 2016 - February 01, 2022
  Responsibilities: Retired- Business Development

Name: Cassie Warner

Cassie Warner's current primary role is with Weis Builders. Cassie Warner currently services ~.5 (as needed) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Cassie is the Chief Financial Officer/Sr. Vice President for a national construction company which is ranked among the top US companies in the industry. Throughout her career and as a board member for several non-profit organizations, Cassie's expertise, leadership, and troubleshooting of financial risks has led to successful growth and sustainability. Advising Sun50 on financial controls, workflow management and budgeting controls has positively influenced operational decision making and business strategy.

Other business experience in the past three years:

- **Employer:** Weis Builders
  Title: CFO/ Senior VP
  Dates of Service: May 01, 1996 - Present

Responsibilities: CFO/Senior VP

Name: Jeff Milkie

Jeff Milkie's current primary role is with Managing Director. Jeff Milkie currently services ~.5 (as needed) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Governors
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Jeff is the Founder and Managing Director of GRM Capital, LLC, a middle-market investment bank focused on mergers & acquisitions ("M&A"), private debt and equity capital raises, and strategic capital markets advisory. With over 20+ years of corporate finance and investment banking experience, Jeff has advised on numerous public and private debt and equity investments and M&A assignments totaling over $5 billion. His expertise in multi-billion dollar global corporations, middle-market companies and venture-level organizations across multiple sectors including consumer goods and services, retail, manufacturing, distribution, business services, healthcare, media and technology bring robust experience Sun50's growth plan. Jeff steers the company towards a sustainable future by adopting sound, ethical, and financial management policies.

Other business experience in the past three years:

- **Employer:** Managing Director
  Title: The Peakstone Group
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Managing Director

Other business experience in the past three years:

- **Employer:** The Peakstone Group
  Title: Managing Director
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Managing Director

Other business experience in the past three years:

- **Employer:** GRM Capital LLC
  Title: Founder & Managing Partner
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Founder & Managing Partner

Other business experience in the past three years:

- **Employer:** AJ Tennis Academy International
  Title: Member Board of Directors
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Member Board of Directors

Other business experience in the past three years:

- **Employer:** Wipfli Corporate Finance Advisors LLC
  Title: Managing Director, Head of Investment Banking
  Dates of Service: January 01, 2011 - May 01, 2019
  Responsibilities: Managing Director, Head of Investment Banking

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A Preferred Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Series A Preferred Units in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Other series of preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of units sold in the future could be more advantageous to those investors than to the holders of Series A Preferred Units. In addition, if we need to raise more equity capital from the sale of Series A Preferred Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Series A Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the Series A Units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their

work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks on our technology providers could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

High Degree of Risk
Investing in the Company involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in the Term Sheet and the Business Plan before deciding to invest in our Series A Units. If any of the events or developments described below occurs, our business, financial condition or results of operations could be negatively affected. In that case, the value of your Series A Units could decline and you could lose all of your investment.

Limited Infrastructure
Although we have favorable purchase agreements with material suppliers, we do not presently own any of the equipment needed to manufacture the product. If we are unable to identify and secure the necessary equipment and/or continue our relationship with our manufacturing partners in line with our business plans, it would likely have a material adverse impact on our financial condition, results of operations and cash flows.

Growth Will Be Challenging
If we are successful in implementing our business plans (or if we exceed our current projections), we may experience a period of significant growth that could place a significant strain upon our managerial, financial, and operational resources. If we are unable to manage our anticipated growth effectively, our business, results of operations, and financial condition may suffer.

Competitive Nature of The Sporting Goods Industry
We face competition in the sporting goods industry. Our product has potential to

compete primarily with products produced by other local and national sporting goods suppliers and foreign suppliers. The sporting goods market consists of large established sporting goods providers with significant cash on hand, large R&D departments, established distribution channels and global manufacturing. The sporting goods industry is also subject to significant pricing pressure, this may cause us to reduce our prices to retailers and consumers, which could cause our gross margin to decline if we are unable to offset price reductions with comparable reductions in our operating costs. These factors could lead to declining sales. Such events would cause our future sales, results of operations, and cash flows to be adversely affected as well as result in a decline in the value of the company.

We May Experience Fluctuations In Revenue
Our future net revenues and operating results may be subject to significant fluctuations due to a variety of factors, many of which are beyond our control. These factors may include (1) the success of our efforts to expand our presence nationwide and globally; (2) introduction of new similar products by our competitors; (3) costs of our marketing efforts to build our brand; (4) ability to anticipate consumer preferences and develop new products; (5) seasonal and quarterly differences due to sport seasons, weather, etc.; (6) and general economic conditions.

Regulatory Approvals
Federal, state, and local laws and regulations govern the production and distribution of the product, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. A variety of federal, state, and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. We may not be able to begin production or sale of products until we have obtained the required Federal, state, county (if applicable), and city (if applicable) licenses and permits for our planned activities. There is no guaranty that we will be able to obtain all of the required permits. Certain actions undertaken by the Company may cause a particular state or jurisdiction to revoke its license or permit, restricting the Company's ability to conduct business. One or more regulatory authorities could determine that the Company has not complied with applicable licensing or permitting regulations or has not maintained the approvals necessary for the Company to conduct business within its jurisdiction. If licenses, permits, or approvals necessary for any of our operations were unavailable or unduly delayed, or if any permits or licenses that we hold were to be revoked, our ability to conduct business may be disrupted, which would have a material adverse effect on the Company's financial condition, results of operations, and cash flows.

The value of our brand and sales of our products could be diminished if we are associated with negative publicity.
We require our suppliers, manufacturers and potential co-branders to operate their businesses in compliance with the laws and regulations that apply to them as well as the social and other standards and policies we impose on them. We do not control these suppliers, manufacturers and potential co-branders or their labor practices. A violation or reported (or alleged) violation of our policies, labor laws or other laws by

our suppliers, manufacturers or cobranders could interrupt or otherwise disrupt our souring or damage our brand image. Negative publicity regarding production methods, alleged practices or workplaces or related conditions of any of our suppliers, manufacturers or potential co-branders could adversely affect our reputation and sales and force use to locate alternative suppliers, manufacturers or co-branders. In addition, we plan to have endorsement contracts with a variety of athletes and feature those athletes in our advertising and marketing efforts, and many athletes and teams use our products, including those teams or leagues for which we are an official supplier. Actions taken by athletes, teams or leagues associated with our products that harm the reputations of those athletes, teams or leagues. As a result, our brand image, net revenues and profitability could be adversely affected.

If we are unable to maintain brand image or product quality, or if we encounter product recalls, our business may suffer.
Our success depends on our ability to build and maintain brand image for our existing products, new products and brand extensions. We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our products' brand image and on consumer preference and demand. Product quality and/or ingredient content issues, efficacy or lack thereof, real or imagined, or allegations of product contamination, even if false or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products. We may be required from time to time to recall products entirely or from specific co-packers, markets or batches. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance.

We may be subject to potential challenges relating to overtime pay and other regulations that impact our employees, which could cause our business, financial condition, results of operations or cash flows to suffer.
Various labor laws govern our relationship with our employees and affect our operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates and citizenship requirements. These laws change frequently and may be difficult to interpret and apply. In particular, we may be subject to challenges regarding the application of overtime and related pay regulations of our employees. A determination that we do not comply with these laws could harm our brand image, business, financial condition and results of operation. Additional government-imposed increases in minimum wage, overtime pay, paid leaves of absence or mandated health benefits could also cause our business, financial condition, results of operations or cash flows to suffer.

Distribution of Our Product
We do a combination of direct to consumer distribution and working with partners and retailers to distribute the product. While our management team has extensive experience with self-distribution and has multiple contacts within the sporting goods industry, the success of our distribution strategy is contingent upon the development of relationships with athletes, teams, companies, sporting goods stores and other retailers. If we are not successful in contracting with a sufficient number retailers to sell our product, then our revenues and brand development may suffer. Alternatively,

our plans to self-distribute may limit our growth if we are unable to regularly deliver sufficient volume to retailers, and we may face challenges with managing a network of retailers that could result in unanticipated costs. If production and demand for our product outpaces our distribution capacity, we may need to contract with one or more distributors, creating a risk that we will be unable to find the appropriate distribution partner(s) and/or negotiate favorable terms for the distribution and marketing of our products.

The Company may appoint one or more sales representatives and distributors in specific territories nationwide.
The Company will rely heavily on such distributors to market, promote, and sell the Company's products to retail accounts in their territories. These distributors will likely carry several competing product lines from other sporting goods companies, and there is no guaranty that these distributors will use the same efforts (financial or otherwise) to market, promote, and sell the Company's products as they will with other competing product lines. It is exceedingly difficult to terminate distribution agreements, presenting a high price for any problems that may arise in the future between the Company and any of its future distributors.

During a downturn in the economy, consumer purchases of discretionary items are affected, which could materially harm our sales, profitability and financial condition
During a downturn in the economy, consumer purchases of discretionary items are affected, which could materially harm our sales, profitability and financial condition. Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, the availability of consumer credit and consumer confidence in future economic conditions. Uncertainty in global economic conditions continues, and trends in consumer discretionary spending remain unpredictable. However, consumer purchases of discretionary items tend to decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty. A downturn in markets in which we sell our products may materially harm our sales, profitability and financial condition.

Our limited operating experience and limited brand recognition in new markets may limit our expansion strategy and cause our business and growth to suffer.
Our limited operating experience and limited brand recognition in new markets may limit our expansion strategy and cause our business and growth to suffer. Our future growth depends on the success of our expansion efforts. We may experience difficulty expanding into new markets because of limited brand recognition. In particular, we have no assurance that our marketing efforts will prove success outside of the narrow geographic regions in which they are presently being used. As our business expands into new markets, especially international markets and as the market becomes increasing competitive, maintaining and enhancing our brand may become increasingly difficult and expensive.

Sales of products may not continue to grow and this could adversely impact our ability to grow our business.

Sales of products may not continue to grow and this could adversely impact our ability to grow our business. We believe that continued growth in industry-wide sales of products will be largely dependent on consumers continuing to transition from traditional alternatives to our products. If consumers are not convinced that our products are a better choice than traditional alternatives, growth in the industry and our business could be adversely affected. If industry-wide sales of products do not grow, our ability to continue to grow our business and our financial condition and results of operations could be materially adversely impacted.

We depend on key vendors and suppliers.
We use multiple vendors and suppliers for the materials involved in the production and distribution of our products. There can be no assurance that our vendors and suppliers will continue to meet our demands, especially if our business grows as projected. If we are unable to access the materials necessary to produce our product, we may experience substantial delays in production, which could have a material adverse effect on our projected revenues. In addition, fluctuating commodities prices for the necessary materials may have a material adverse effect on the Company's profits.

We may need additional capital in the future.
We believe that the gross proceeds of this Offering, together with the additional financing we are seeking through traditional bank loans, will be sufficient to finance the initial expansion of the products and to provide working capital to operate the business to the point at which we anticipate operating revenue being sufficient for the Company to be profitable. Our current assumptions and expectations are reflected in the financial projections included in the Business Plan. However, if capital reserves are insufficient to fund such expansion, we may require additional capital from outside sources to expand our production capacity. The timing and amount of any such additional capital requirements cannot be predicted with any certainty at this time. There can be no assurance that any such financing will be available on acceptable terms. If financing is not available on satisfactory terms, we may not be able to expand our business as projected.

The determination of the offering price may not reflect the value of the Company.
The determination of the offering price may not reflect the value of the Company. The offering price for the Series A Units has been determined by the Officers based on a number of factors, including their view of the prospects for the business, our projected cash flows and anticipated investor repayment schedule, and general working capital requirements. Prospective investors must rely on their own business and investment background and their own investigation of the business and affairs of the Company in determining whether to invest in the Units. We make no representation as to the market value of the Units, and there can be no assurance that you will be able to sell the Units at any price.

There will be no market for the Units
The Company's Operating Agreement contains restrictions on the transfer of the Units. In addition, federal and state securities laws may restrict the transferability of

the Series A Units. It may be difficult for an investor to liquidate all or any portion of the Series A Units when desired. Therefore, investors may be required to bear the economic risks of their investment for an indefinite period of time.

The loss of key personnel might seriously impair our ability to implement our strategy.

The loss of key personnel might seriously impair our ability to implement our strategy. For the foreseeable future, we will be dependent upon the services of our senior management and key personnel. The loss of the services of any of these individuals would have a material and adverse effect on our operations and ability to achieve our business plans. We do not have "keyman" insurance to protect us in the event one of our key personnel passes.

The Class B Members will effectively control the Company.

Immediately after closing this offering, the Class B Members will own majority of the Company's Units and hold majority of the voting power of the Company with respect to all matters that are required to be submitted to the members for their approval and will have power to nominate and elect all members of the Company's Board of Governors and, thus, will hold a majority of the seats on the Board. Some Class B Members will also serve as Officers of the Company and be responsible for handling and overseeing all day-to-day operations. This means, among other things, that despite your investment in the Units, the Class B Members will retain significant influence over the management of the Company. You should not purchase Series A Units unless you are willing to entrust the management of the Company to the Class B Members.

Our principal Unitholders and management own a significant percentage of our Units and will be able to exercise significant influence over our affairs.

Our principal Unitholders and management own a significant percentage of our Units and will be able to exercise significant influence over our affairs. Our current directors and executive officers beneficially own a majority of the Units. As a result, these Unitholders, if acting together, would be able to influence or control matters requiring approval by our Unitholders, including election of governors and the approval or mergers, acquisitions or other extraordinary transactions. They may also have interest that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our Unitholders of an opportunity to receive a premium for their common Unit as part of a sale of our company and might ultimately affect the market price of our common Unit.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position. We currently rely on a combination of copyright laws, trademark and trade dress laws, patent laws and unfair competition laws, as well as confidentiality procedures and licensing arrangements, to

establish and protect our intellectual property rights. The steps taken by us to protect our proprietary information may not be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer.

Our trademarks and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling or providing some of our products.
Our trademarks and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling or providing some of our products. Our success depends in large part on our brand image. We believe that our trademarks and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have obtained and applied for some United States patent and trademark registrations and will continue to evaluate the registration of additional marks and products as appropriate. However, we cannot guarantee that any future applications will be approved by the applicable governmental authorities. Moreover, even if applications are approved, third parties may seek to oppose or otherwise challenge the registrations. From time to time, we may receive infringement claims relating to intellectual property rights of others, particularly as we expand our business. Any such claim, regardless of its merit, could be expensive and time consuming to defend or prosecute. Successful infringement claims against us could result in monetary liability or prevent us from selling or providing some of our products. In addition, resolution of claims may require us to redesign our products, license rights belonging to third parties or cease using those rights altogether. Any of these events could harm our business and have a material adverse effect on our results of operations and financial condition.

Taxation of Members Attributable to Profits And Losses of the Company.
Taxation of Members Attributable to Profits And Losses of the Company. The Company will not pay federal income tax. Rather, each member must report and pay his, her, or its allocative share of the Company's profits and losses for the Company's fiscal year. A member's allocative share of the Company's profits and losses will be determined under the Operating Agreement so long as the allocations in the Operating Agreement have substantial economic effect.

You may have tax liability in excess of cash distributed.
You may have tax liability in excess of cash distributed. The Company intends to, but is not required to, make distributions sufficient to cover each member's personal tax obligations arising from his, her, or its ownership of the Units. The Company will not make tax distributions to the members until their allocative share of Company profits exceeds any Company losses that were previously allocated to them. There can be no

assurances that the Company will have sufficient cash to make these tax distributions, and the income tax liability relating to your investment in the Company may exceed the net cash flow that can be distributed to you from the Company. If this occurs, you will have to cover such tax liability out of your own personal funds. Any future determination as to the declaration and payment of distributions, including tax distributions, will be subject to Minnesota law, pre-existing obligations to lenders or investors, and at the sole and absolute discretion of our Board of Governors.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Christie + Jim, Inc. (Christie Covarrubias owns 50% & James D. Lockhart own 50%)	4,000,000	Series B Units	100.0%

The Company's Securities

The Company has authorized Series A Preferred Units, and Series B Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,059,405 of Series A Preferred Units.

Series A Preferred Units

The amount of security authorized is 2,271,285 with a total of 1,288,949 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Units.

Material Rights

The amount outstanding includes 330,000 units to be issued pursuant to options outstanding.

1x Liquidation preference plus payment of 6% preference; upon repayment of capital contributions and preference, the Preferred Units shall convert into common units (*See exhibit F for additional detail*)

Series B Units

The amount of security authorized is 4,000,000 with a total of 4,000,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

There are no material rights associated with Series B Units.

What it means to be a minority holder

As a minority holder of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into units.
If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A Preferred Units
  Type of security sold: Equity
  Final amount sold: $958,949.00
  Number of Securities Sold: 958,949

Use of proceeds: Inventory, Marketing and Operations
Date: June 14, 2021
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue increased from $10,034 in 2019 to $93,947 in 2020. 2020 was the first year Sun50, LLC had a full year of sales as it received the majority of its launch collection in December 2019, with the balance of the collection being received toward the end of January 2020 and the first half of February 2020. Despite Covid-19 coming to the U.S. in March of 2020, Sun50 achieved a number of successes which are fully described in the timeline graph. With an industry benchmark of 25% CAGR, Sun50's sales in 2021 grew at a 106% CAGR.

Cost of Sales

Cost of sales increased from $1,806 in 2019 to $31,325 in 2020. The industry cost of sales benchmark for sun protective clothing is 30%. Most of the sun-protective clothing being sold is manufactured abroad with inferior fabrics and dyes and chemicals which harm the environment. Sun50 is 100% manufactured in the USA and made with sustainable fabrics which are not treated with harmful dyes or chemicals. Every Sun50 fabric is third-party tested to determine UV sun protection levels. This means that costs to source and manufacture are more expensive. Notwithstanding higher costs of fabrics and manufacturing, Sun50's experienced team was able to manage its cost of sales at 33% for 2020 which also includes additional costs of development of its first collection.

Gross Margin

The industry gross margin benchmark for the sun protective clothing industry is 70%. Notwithstanding Sun50's development of its first collection of sun protective clothing was available for sale in 2020 is made in the USA with sustainable fabrics, it achieved an impressive 67% gross margin.

Expenses

Total operating expenses increased from $478,942 in 2019 to $777,732 in 2020. The company's expenses consisted of, among other things, payroll, product development, professional fees, marketing, general and administrative expenses, rent, shipping costs, and travel. The increase is due to having one collection launch in 2019 to 6 collection launches in 2021.

Historical results and cash flows:

Sun50, LLC is currently in the growth and revenue-generating stages. Sun50 is of the opinion that historical cash flows will *not* be indicative of the revenue and cash flows expected for the future. The industry CAGR benchmark for the sun protection clothing industry is 25%. Sun50's CAGR for 2021 was 106% over 2020 sales. With the deep involvement of its experienced e-commerce marketing consulting team, Sun50's proven team has crafted a sales projection strategy based on results achieved to date to significantly drive growth and sales. Sun50 will also be expanding its wholesale sales channel at a national level. Combining an increased spend on e-commerce marketing, Amazon, and expanding its wholesale accounts, Sun50's experienced team projects to be growing at a CAGR well above the industry CAGR benchmark of 25%, and it plans on operating at a breakeven level within the next two years, if not before.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2021, Sun50 has capital resources available through outside, third-party investors, the founders, and its bank. As of December 2021, Sun50 raised $605,000 from accredited investors and one unaccredited investor, and $353,949 from its Founders who are also accredited investors. Sun50 currently has no cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Sun50 believes the funds of this campaign are critical to its operations, particularly marketing. The funds raised thru this campaign will be used to increase spend in e-commerce advertising and Amazon advertising which are an integral part of the overall growth strategy for Sun50. The e-commerce marketing consulting team and Sun50's team have developed a proven strategy to drive and increase sales in line with its CAGR growth goals.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of Sun50 as it looks to launch its proven marketing strategy, discussed above.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If Sun50 raises only the minimum offering amount of $10,000, it anticipates that it will not be able to fully execute its marketing plan, which will inhibit its ability to achieve its sales and cash flow goals. Accordingly, it will have to seek an alternative equity or debt channel.

How long will you be able to operate the company if you raise your maximum funding goal?

If Sun50 raises the maximum offering amount, it anticipates it will be able to operate to the point of breakeven and beyond. This is based upon its projections, proven marketing plan, as discussed above, and to continue its CAGR, which is well above the industry benchmark, to drive sales and cash flow. Sun50 anticipates that it will seek additional capital within the next two years to continue its growth.

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years before seeking additional capital to continue its growth. This is based on a current monthly burn rate of $65,000 for expenses related to salaries, inventory, and marketing. This is not net of increased sales the Company hopes to achieve thru its marketing plans.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Sun50 is not currently conducting any concurrent equity offerings. Prior to the StartEngine raise, Sun50 raised $958,949 on the same Series A Preferred Units being offered to StartEngine investors at the current valuation. As discussed above, Sun50 plans within the next few years to seek additional, non-dilutive capital to StartEngine investors, to continue its growth and provide an eventual path to liquidity for all StartEngine investors.

Indebtedness

- **Creditor:** BankVista
  Amount Owed: $630,000.00
  Interest Rate: 5.5%
  Maturity Date: May 08, 2029

- **Creditor:** BankVista
  Amount Owed: $350,000.00
  Interest Rate: 5.25%
  Maturity Date: September 08, 2022

- **Creditor:** Christie Covarrubias and James Lockhart
  Amount Owed: $109,436.00
  Interest Rate: 2.5%

Related Party Transactions

- **Name of Entity:** Christie Covarrubias and James Lockhart
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: An advance to Sun50 in the amount of $109,436.
  Material Terms: Demand note earning 2.5% interest annually.

Valuation

Pre-Money Valuation: $5,008,538.49

Valuation Details:

Sun50 currently values itself at $5,000,000. This valuation is based upon the following factors:

Management Experience and Success

Collectively, the Sun50, LLC team has over 40+ years in the sun protective clothing industry. Their experience is with, perhaps, the largest company in the space, Coolibar, which is also headquartered in Minnesota. With this team in various leadership positions, they were able to help drive Coolibar growth during their time at the company.

This same team, which began selling sun protective clothing just before the Covid-19 pandemic, has been able to launch a company and grow sales at a 135% CAGR during the first 3 quarters of 2021 as compared to 2020. Provided the equity raise with StartEngine is successful, it is anticipated that Sun50 will be able to continue it's growth trajectory due to the teams' experience, passion and drive to produce the highest quality and sustainable sun protective clothing in the industry.

Previous Securities Sale

Sun50, LLC embarked on a friends and family equity raise from private investors. The investors were able to purchase A units (the same type of A Units to be offered under StartEngine) at a $1/unit. The company (the B units owned by the Founders) on a pre-money raise was valued at $4mm. Based upon this valuation, the Sun50, LLC raised $878,949 from the sale of A units, of which $525,000 was received from unrelated third parties and $353,949 was received from the founders. The friends and family raise will close on January 31, 2022, just before the StartEngine launch.

This pre-money valuation was calculated internally without the use of any formal third--party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have not assumed that any options outstanding are exercised.

The company has no warrants, other non-option securities with a right to acquire units or additional options reserved for issuance under a company equity incentive plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will use 96.5% of the funds for marketing and sales materials.

If we raise the over allotment amount of $1,069,999.05, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  41.5%
  We will use 41.5% of the funds for marketing and advertising on social media and Amazon.

- *Inventory*
  45.0%
  We will use 45% of the funds raised to purchase inventory for the Company's fabric purchases and new development of lines.

- *Operations*

10.0%
We will use 10% of the funds for company operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sun50.com/ (https://sun50.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sun50

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sun50, LLC

[See attached]

SUN50, LLC
A Minnesota Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020 and 2019

SUN50, LLC

Years Ended December 31, 2020 and 2019

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Sun50, LLC
Minneapolis, Minnesota

We have reviewed the accompanying financial statements of Sun50 ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
January 31, 2022

SUN50, LLC
BALANCE SHEETS

December 31, 2020 and 2019 (unaudited)

		2020		2019
Current assets				
Cash and cash equivalents	$	83,888	$	145,308
Inventory		232,542		134,915
Prepaid expenses		-		8,333
Total current assets		316,430		288,556
Property and equipment, net		9,598		12,340
Intangible assets, net		7,667		7,667
Other assets		13,897		22,034
Total assets	$	347,592	$	330,597

Liabilities and Members' Equity (Deficit)

		2020		2019
Current liabilities				
Accounts payable and accrued expenses	$	62,652	$	35,060
Related party advances		77,686		17,235
Deferred rent		9,087		1,065
Line of credit		250,000		106,724
Current portion of notes payable		113,745		29,369
Total current liabilities		513,170		189,453
Notes payable, net of current portion		542,397		580,042
Total liabilities		1,055,567		769,495
Members' equity				
Series A Preferred Membership Units, $1.00 par value, 2,000,000 units authorized; 454,275 and 0 units issued and outstanding, respectively		454,275		-
Series B Membership Units, $.0001 par value, 4,926,471 units authorized; 4,000,000 units issued and outstanding		400		400
Additional members' equity		69,600		69,600
Retained earnings		(1,232,250)		(508,898)
Total members' equity		(707,975)		(438,898)
Total liabilities and members' equity	$	347,592	$	330,597

SUN50, LLC
STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019 (unaudited)

		2020		2019
Sales	$	93,947	$	10,034
Cost of sales		31,325		1,806
Gross profit		62,622		8,228
Operating expenses				
Payroll		248,520		161,547
Product development		174,859		99,567
Professional fees		136,197		55,537
Marketing		104,680		64,321
General & administrative		44,238		70,590
Rent		39,839		15,719
Shipping costs		23,984		948
Depreciation & amortization		2,742		1,371
Travel		2,673		9,342
Total operating expenses		777,732		478,942
Operating loss		(715,110)		(470,714)
Other income (expenses)				
Interest expense		(29,751)		(22,947)
Interest income		10		210
Other income (expense)		21,499		-
Net loss	$	(723,352)	$	(493,451)

See independent accountants' review report and accompanying notes to the financial statements.

SUN50, LLC
STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019 (unaudited)

	Series A Preferred Membership Units		Series B Membership Units				
	Units	Amount	Units	Amount	Additional Members' Equity	Accumulated Earnings (Deficit)	Total
Balance, December 31, 2018	-	$ -	-	$ -	$ -	$ (15,447)	$ (15,447)
Series B Membership Units issued for cash	-	-	4,000,000	400	69,600	-	70,000
Net loss from continuing operations	-	-	-	-	-	(493,451)	(493,451)
Balance, December 31, 2019	-	-	4,000,000	400	69,600	(508,898)	(438,898)
Series A Preferred Membership Units issued for cash	454,275	454,275	-	-	-	-	454,275
Net loss from continuing operations	-	-	-	-	-	(723,352)	(723,352)
Balance, December 31, 2020	454,275	$ 454,275	4,000,000	$ 400	$ 69,600	$ (1,232,250)	$ (707,975)

SUN50
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019 (unaudited)

		2020		2019
Cash flows from operating activities				
Net loss	$	(723,352)	$	(493,451)
Adjustments to reconcile net loss to net cash				
provided by (used in) operating activities:				
Depreciation and amortization		2,742		1,371
(Increase) decrease in assets:				
Inventory		(97,627)		(134,915)
Prepaids		8,333		(8,333)
Other assets		8,137		(22,034)
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		27,592		35,060
Related party advances		60,451		1,788
Deferred rent		8,022		1,065
Net cash used in operating activities		(705,702)		(619,449)
Cash flows from investing activities				
Purchase of property and equipment		-		(13,711)
Purchase of intangible assets		-		(7,667)
Net cash used for investing activities		-		(21,378)
Cash flows from financing activities				
Proceeds from issuance of debt		144,347		736,758
Repayment of debt		(30,440)		(20,623)
Proceeds from paycheck protection program		76,100		-
Proceeds from issuance of Series A Preferred Membership Units		454,275		-
Proceeds from issuance of Series B Membership Units		-		70,000
Net cash provided by financing activities		644,282		786,135
Net increase (decrease) in cash and cash equivalents		(61,420)		145,308
Cash and cash equivalents at beginning of year		145,308		-
Cash and cash equivalents at end of year	$	83,888	$	145,308
Supplement Noncash Investing and Financing Activities				
Paycheck Protection Program debt forgiveness	$	21,499	$	-
Supplemental Disclosure				
Interest paid	$	15,549	$	17,951
Taxes paid	$	-	$	-

See independent accountants' review report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Sun50, LLC ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Sun50, LLC is a limited liability company organized July 9, 2018 under the laws of the state of Minnesota and is headquartered in Eagan, Minnesota. The Company develops and sells eco-friendly, high-quality sun protection clothing.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of raw materials and finished products. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2020 and 2019.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Intangible assets with finite useful lives are carried at cost less accumulated amortization recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes and accumulated impairment losses. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Borrowing costs

Borrowing costs consist of closing costs incurred in relation to loan financing obtained by the Company. Related costs are capitalized and amortized to interest expense over the life of the related loan. Unamortized borrowing costs are included per balance sheet as "Other assets."

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $99,593 and $64,321 for the years ended December 31, 2020 and 2019, respectively.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods to customers. Revenue consists of sales of sun-protection clothing and accessories. Revenue is recognized when the items are shipped to customers. Customer payments are generally charged prior to delivery for online sales. Revenue is presented net of returns and discounts.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent events

Management has evaluated subsequent events through January 31, 2022, which is the date these financial statements were available to be issued.

Note 2 – Intangible Assets

Intangible assets consist of trademarks obtained by the Company; trademarks are intended to be renewed and carried indefinitely by the Company, and therefore, no amortization is recorded. No impairment was considered necessary at December 31, 2020 or 2019.

		2020		2019
Trademark costs	**$**	**7,667**	$	7,667
Impairment		**-**		-
Intangible assets, net	**$**	**7,667**	$	7,667

Note 3 – Property and Equipment

Property and equipment consist of the following at December 31:

		2020		2019
Computer equipment	**$**	**13,711**	$	13,711
Accumulated depreciation		**(4,113)**		(1,371)
Property and equipment, net	**$**	**9,598**	$	12,340

Depreciation expense for the years ended December 31, 2020 and 2019 was $2,742 and $1,371, respectively.

Note 4 – Notes Payable & Line of Credit

On May 8, 2019, the Company entered into two secured note agreements through the Small Business Administration with BankVista, including a line of credit with maximum availability of $250,000 and a term loan with an initial balance of $630,000. The line of credit terms included an original interest rate of 7.5% per annum and maturity date of June 8, 2020. A change in terms was entered into during 2020 with regard to the line of credit adjusting the balance available to $350,000, a change in interest rate to 5.25% per annum, and a new maturity date of September 8, 2022. The term loan is payable in one hundred and eighteen monthly installments based on a variable interest rate with a maturity date of May 8, 2029. The initial interest rate at the date of the loan agreement was 7.75% per annum with a change in interest rate to 5.50% per annum effective March 31, 2020. As of December 31, 2020 and 2019, the aggregate principal balance outstanding on the line of credit was $250,000 and $106,724, respectively. As of December 31, 2020 and 2019, the aggregate principal balance outstanding on the term loan was $580,042 and $609,411, respectively.

During the year 2020, a pandemic virus broke out. Companies were allowed the forgiveness of debt to continue operations. This forgiveness period was for a three-month period of time. The Company received the benefit of the forgiveness in the amount of $21,499 recorded per the statement of operations as 'Other income (expense).'

On April 13, 2020, the Company received loan proceeds of $76,100 pursuant to the Paycheck Protection Program ("PPP") Coronavirus Aid, Relief and Economic Security Act administered by the U.S. Small Business Administration loan program. The PPP loan, which was in the form of a promissory note dated April 10, 2020, between Sun50 and BankVista, as the lender, matures on April 13, 2022 and bears interest at a fixed rate of 1% per annum. This loan and all accrued interest was forgiven in full on April 16, 2021.

Future minimum payments for each of years ended December 31 are as follows:

2021	$	113,745
2022		76,030
2023		62,260
2024		65,772
2025		69,482
Thereafter		268,853
	$	656,142

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,232,250 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship products, and its ability to generate positive operational cash flow.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Lease Commitments

The Company rents space for operations in Eagan, Minnesota. The term of the lease is from May 1, 2020 to April 30, 2023. Rent concessions were provided by the landlord for the first three months of the lease and escalated payments are made thereafter. Future minimum payments related to this lease for the years ended December 31 are as follows:

2021	28,881
2022	28,881
2023	6,927

Note 7 – Members' Equity

The Company has two classes of membership units: Series A preferred units and Series B units. These classes of membership units have similar rights and privileges, except as follows:

- Series A is a participating preferred equity by which members shall be entitled to receive 6% cumulative annual return on the member's unreturned capital contributions. All Series A units will automatically convert into Series B units upon the prepayment of capital contributions plus preferred returns.
- The Series A preferred members shall have no voting or governance rights whatsoever.
- Distributions will first be made to pay preferred returns to Series A members. Remaining distributions will be used to first pay out any outstanding capital contributions of Series A Members; thereafter, amounts are to be distributed to Series B members in pro rata based their respective percentage interest.

During the years ended December 31, 2019, the members contributed $70,000 for Series B membership units.

During the years ended December 31, 2020, the members contributed $454,275 for Series A preferred membership units.

Note 8 – Unit Options

During 2020, the Company executed the 2020 Unit Option and Incentive Plan, which reserved 926,471 membership units to be issued in the form of series B membership units. During the year ended December 31, 2020, the Company granted 330,000 unit options. As of December 31, 2020, there were no vested unit options. All options granted as of December 31, 2020 vest over 3 years and are exercisable 5 years after the grant date at a price of $.01 per membership unit.

Note 9 – Related Party Transactions

Payments were made on behalf of the Company by two of the founders during the course of business since inception totaling $77,686 and $17,235 as of December 31, 2020 and 2019, respectively. These amounts are included per the balance sheets as 'Related party advances.'

Note 10 – Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its member in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Minnesota jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

Note 11 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 12 – Subsequent Events

The Paycheck Protection Program loan balance of $76,100 was forgiven on April 16, 2021.

Subsequent to December 31, 2020, an additional 479,674 Series A preferred units were issued for total cash proceeds of $479,674. Of those units, 99,674 were issued to the Company's founders for total cash proceeds of $99,674.

During 2021, the founders of the Company have advanced $109,436 to the Company in the form of a demand note earning 2.5% interest, annually.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Sun50

The Authentic Voice in Sun Protection Apparel


SUN50
The Authentic Voice in Sun Protection Apparel.
MADE IN USA

Website Eagan, MN CONSUMER PRODUCTS E-COMMERCE

$334.00 raised

1 Investor	$5.01M Valuation
$1.01 Price per Share	$248.46 Min. Investment
Common Security Type	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Sun50 is a female-founded and led sun protection clothing brand on a mission to disrupt the apparel industry and elevate skin cancer awareness. Sun50's products are fashion forward, sustainable, and ethically made, designed and developed by a proven, successful team with over 40+ years of combined experience in the sun protective clothing industry. Sun50 has now been generating revenue for two years, and we are dedicated to leveraging our continued traction to become one of the largest sun protective clothing brands in the world.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The Global Sun Protection Clothing Market was estimated at $7B in 2021. This is currently a fractured market with no dominant brand. With demand from North American and Asian Pacific regions increasing, there is great opportunity for Sun50 to capitalize.*
- In 2021, our annual sales increased 135% over the previous year. We're proud to have a dedicated repeat customer base, with a return customer rate of 28%.
- Sun50 uses premium sun protection fabrics that are certified eco-friendly, sustainable, and chemical-free. Each fabric has been third-party UV tested for UPF, ATSM, & AATCC rating standards and 100% of our apparel is designed & made in the USA. Sun50's clothing has also been granted The Skin Cancer Seal of Recommendation.

*Market statistics provided by GlobeNewswire & Reports and Data (source / source)

Stylish, high-performance clothing made to protect against skin cancer.


SUN50
MADE IN USA

Sun50 is on a mission to reduce the incidence of skin cancer through our line of **stylish, soft, and lightweight sun protective clothing**. Our products are known for their high-quality, flattering fit, trusted performance, and all-day comfort, separating us from competitors who we believe miss the mark.

We have been officially recognized by The Skin Cancer Foundation for achieving **superior sun protection (UPF 50+)** from both UVA and UVB rays, and it's clear we've also resonated with our audience, as revenue has increased by 135% over 2020 sales (as of 3rd quarter 2021).


WHAT DOES UPF MEAN?
A FABRIC WITH A UPF RATING OF 50 ONLY ALLOWS 1/50TH OF THE SUN'S UV RADIATION TO PASS THROUGH IT*
CREATED SPECIFICALLY FOR SUN PROTECTIVE FABRICS
BLOCKS 98% OF HARMFUL UVA AND UVB RAYS
OUR CHEMICAL-FREE UPF, NEVER WASHES OUT OF CLOTHING
SUN50
*THE SKIN CANCER FOUNDATION

(source)

Driven by our dedication to providing appealing, high-end options that use **eco-friendly fabrics**, we ethically manufacture 100% of our apparel here in the USA.

The Sun50 leadership team has over **40+ years of combined experience in the sun protective clothing industry.** Our proven and successful team has long-standing relationships with the American Academy of Dermatology, The Skin Cancer Foundation, The Claire Marie Foundation, and other organizations related to the prevention of skin cancer. **We're passionate about promoting skin cancer awareness**, aiming to increase prevention and early detection. Our goal is to become the largest, most successful brand in the sun protection clothing industry.

In addition to donating a portion of our proceeds, our team proudly collaborates with several non-profits who share our mission and seek to amplify skin checks, sun protection, and slow fashion.

THE PROBLEM

The reality is people aren't taking skin cancer seriously enough.


1 in 5
Americans
will develop skin cancer by the age of 70*
*Source: The Skin Cancer Foundation
SUN50

(source)

One in five Americans will develop skin cancer by age 70, and every hour someone dies from melanoma in the US (source). Skin cancer is the most commonly diagnosed cancer in the US, and rates are on the rise, both in the US and worldwide, with about 90% of non-melanoma skin cancers associated with exposure to ultraviolet (UV) radiation from the sun (source).


About 90% of nonmelanoma skin cancers are associated with exposure to UV radiation from the sun*
*Source: The Skin Cancer Foundation
SUN50

(source)

While there's a growing public awareness of the serious consequences of compounded UV exposure, **not enough protective measures are being taken to safeguard our skin and health**. Now, with the ongoing realities of climate change and our depleting ozone, additional precautions are becoming more important to ensure safety from the sun.


HOW UV RAYS AFFECT YOUR SKIN
UVB
UVA
UPF measures both UVB and UVA rays. SPF measures only UVB.
SKIN SURFACE
EPIDERMIS
DERMIS
HYPODERMIS


UVA RAYS
ULTRAVIOLET A
=
AGING
• Longer wavelength.
• Penetrates your skin more deeply leading to premature aging and skin cancer.
• It is everywhere and accounts for up to 95% of the UV radiation reaching the earth.
• The main type of light used in most tanning beds.
• UVA can penetrate windows and cloud cover.


UVB RAYS
ULTRAVIOLET B
=
BURNING
• Shorter wavelength.
• Penetrates and damages the outermost layers of your skin causing suntan, sunburn and, in severe cases, blistering.
• UVB intensity fluctuates. The sun's rays are strongest and pose the highest risk late-morning to mid-afternoon from spring to fall.
• UVB rays can damage your skin year-round, especially at high altitudes or on reflective surfaces like water, snow or ice.
• UVB can be filtered and does not penetrate glass.
*Sources: https://www.skincancer.org/risk-factors/uv-radiation/

(source)

There remains a lot of consumer misconception due to a lack of high-quality products and general awareness around the need for sun protective clothing.


THIS OR THAT?
Sun50 UPF Shirt
VS
Non-UPF Shirt
1 Sun50 fabric blocks 98% of UVA & UVB rays.*
2 Chemical-Free UPF 50+ sun protection wet or dry.*
3 Most effective form of sun protection.*
4 The Skin Cancer Seal of Recommendation.
1 A white shirt provides a UPF of about 7.*
2 Will provide minimal UPF of about 3 or less when wet.*
3 Fabrics rated below UPF 15 are not considered UV protective.*
SUN50
MADE IN USA
*Source: The Skin Cancer Foundation

(source)

Existing brands use low-quality fabrics which are heavy, scratchy, and/or uncomfortable to wear. Some of these fabrics are treated with chemical enhancements that only offer temporary sun protection—a short-lived benefit that is diluted after clothes are washed. To compound the problem, available styles are dated, ill-fitting, and out of sync with current fashion trends.




OTHER UPF BRANDS
• Low-quality, unsustainable fabrics
• Scratchy, uncomfortable fabrics
• Heavy, non-breathable threads
• Chemical UPF enhancements
• Unflattering styles and silhouettes

How can we expect people to be excited about sun-protective clothing if they don't look and feel great in what they're wearing? At Sun50, we make sun protection clothing desirable.

THE SOLUTION

Sun50 delivers superior fabrics, style, and sun protection.

According to The Skin Cancer Foundation, **sun-protective clothing is the most effective preventative measure against skin aging and skin cancer**. Sun50 is bringing awareness to the cause by combining our high-performance, quality materials with professionally-designed styles catered to modern consumer demographics.


Sol-Play
UPF 50+
Chemical-Free UPF
Eco-Friendly
Breathable
Lightweight
Moisture Wicking
Quick-Dry
Anti-Microbial


Hand-Dyed Summã
UPF 50+
Chemical-Free UPF
Biodegradable
Fabric Made in USA
Buttery Soft
Lightweight
Breathable
Cooling
Tencel
Feels so right

Sun50 fabrics are constructed with **naturally sun-protective materials**, meaning our products undergo no chemical treatment to achieve their UPF rating. We work with our fabric mills and third-party testing professionals to create fabrics with the ideal material blend and construction weave to achieve optimum performance. This superior sun protection from both UVA and UVB rays earned us recognition from The Skin Cancer Foundation, who awarded us with **The Skin Cancer Seal of Recommendation** for meeting their stringent criteria (source).

SUN50 SUPERIOR FABRICS


MADE IN THE USA · MADE IN THE USA · MADE IN THE USA ·
RECOMMENDED
SKIN CANCER FOUNDATION
95% MADE IN MINNESOTA
5% MADE IN CALIFORNIA

Our range of women's and men's high-fashion products includes **easy-to-wear styles ideal for home, travel or exploration, as well as a variety of sun-protective accessories** including hats, sleeves, and scarves. We sell direct-to-consumer through our website, both domestically and internationally, as well as through Amazon, Bikini.com, and via wholesale retail accounts in Minnesota and Florida. We also work closely with our production teams in both California and Minnesota to increase efficiency, reduce waste, and shorten production times.

SALES CHANNELS



AMAZON
GLOBAL SHIPPING
BRICK & MORTAR
WHOLESALE RETAIL ACCOUNTS
E-COMMERCE
FAIRE.COM
BIKINI.COM
SUN50

Click here to visit our Amazon Store!

THE MARKET

With no clear industry leader, we're ready to take over the market.

The **global sun protective clothing market** was worth $6.6B in 2020 and was **estimated at $7.1B in 2021**. At a CAGR of 7.68% from 2020 to 2026, the market is expected to surpass $10.3B by 2026. (source)

SUN PROTECTION MARKET SIZE



Global Sun Protective Clothing Market Size**
$7.1B
in 2021.
$6.6B
in 2020.
At a CAGR 7.68% from 2020 to 2026
to peak $10.3B by 2026.
Global Skin Care Products*
Market valued at
$11.4B
over 2021.
Sun50 CAGR
Over Same Period 2020
of 135%
(vs UPF Industry Benchmark 25%)
*IMARC Group **GlobalNewswire, Inc.
SUN50

(source / source)

With **no dominant leader in the market**, there is a huge opportunity to own this space. We see other brands' offerings as off-trend, ill-fitting, and failing to meet the quality and environmental standards that consumers demand.



SUN50
MADE IN USA

Thanks to our superior product and combination of extensive industry experience, Sun50 is uniquely positioned to fill the current gaps left by our competitors. We're dedicated to chemical-free solutions and reducing our carbon footprint, **sourcing only high-quality sustainable fabrics to make our products right here in the USA**. As a high-end brand, our customers believe in Sun50 because they trust the integrity and long-lasting value of our fabrics.

Equally important is **our commitment to elevating skin cancer awareness and prevention**. By working with partners, survivors, and medical professionals in the skin cancer community, we're able to power our mission and help reduce the incidence of skin cancer.



MAY: SKIN CANCER AWARENESS MONTH
Sun50 Skin Cancer Awareness Month
#CheckYourself Campaign
#CHECKYOURSELF FOR SKIN CANCER AWARENESS MONTH!
#skincancersurvivor
#skincancersurvivor
Dr. Shirley Chi, Board-Certified Dermatologist
Number of People Reached May 2021: 81,566
SUN50

OUR TRACTION

A proven track record with glowing testimonials.

Sun50 has achieved a number of important victories and milestones in the past two years. Since starting in 2020, we've increased sales quarter over quarter, and **in 2021, our annual sales increased 135%** over the previous year.



SUN50 2020 SALES vs. 2021
SALES UP 79%
Over 1st Quarter 2020.
SALES UP 254%
Over 2nd Quarter 2020.
SALES UP 73%
Over 3rd Quarter 2020.
2021
SALES UP 135%
Over 2020.
1st Quarter
2nd Quarter
3rd Quarter
OVERALL
SUN50

Our website traffic is in the top 2% of stores that launched on Shopify in September 2020, and we're proud to have a dedicated repeat customer base, with **a repeat customer rate of 28%**.


TOP 2%
Sun50 website traffic is in the top 2% of stores that launched the same week in 2020 on Shopify.
Repeat customer rate of 28%.

"Feels like second skin!"

"This shirt is a MUST HAVE!!! Oh my goodness, the quality is outrageously good and feels so luxurious against the skin. I love that as a melanoma survivor, I can feel confident sitting poolside or lakeside knowing my skin is adequately protected while looking polished and put together. ☀☀☀"

- Allison Crandall, 06/25/2021 (Beach Shirt UPF 50+)

"Better than wearing sleeves!"

"I purchased the white long sleeve polo. I normally wear sun protective sleeves, but decided to try a long sleeve polo. This shirt is so lightweight and breathable, it is way better than wearing any pair of sleeves that I own. The shirt is also incredibly soft."

- Kyle, 04/22/2021 (Men's Long Sleeve Pique Polo Shirt UPF 50+)

"5 Star Oversized Beach Shirt!"

"The Sun50 oversized Beach Shirt is a must-have in every ladies' wardrobe. Classic style with lovely contrasting fabric on the cuffs and collar adds excellent detail. The material feels great on the skin, travels well, is lightweight and breathable. This shirt can be worn at the beach, on a hike, or to dinner. The possibilities are truly endless! P.S. I love the cute hidden message on the inside of the shirt:) such a sweet touch."

- Shanna Lai, 11/25/2020 (Beach Shirt UPF 50+)


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**Testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

SALES AND MARKETING PLAN 2022-2023


MARKETING PLAN
Attending 2-3 industry trade shows.
Growing wholesale business.
(retail stores, spas, hotels)
Increasing our digital ad spend.
(Amazon, Google, & Social Media Channels)
Growing our Influencer & Ambassador Programs.
Expanding product line with NEW collections & NEW sports related accessories.
Capitalize on international markets.

Looking ahead, we're focused on expanding our market share, growing our distribution network, and increasing brand recognition. In 2022, we have concepted and designed six new collections to be seasonally released throughout the year.

WHY INVEST

Our goal is to become one of the largest sun protection clothing brands in the world.


MADE IN USA

Sun50 is a movement. We created this company to bring hope and wellness into people's lives by offering **fashionable sun protection apparel** made with long-lasting integrity and by highlighting way-of-life practices **in support of skin cancer prevention**. Our team's personal experience with losing loved ones to skin cancer drives us every single day to promote awareness and prevention through our product lines.

Skin protection will continue to be a critical component of a healthy lifestyle, and we're here to deliver the best possible products to meet our customers' growing and ever-evolving needs. As our founder, Christie, says, "The future depends on what we do today. If we can save and enhance lives by doing what we love to do, that is the definition of success."

We'd love for you to join us in realizing our vision and amplifying our mission.



> *"The future depends on what we do today. If we can save and enhance lives by doing what we love to do, that is the definition of success."*
>
> – Christie Covarrubias, CEO & Co-Founder

SUN50

November 2019



Sun50 Launch Party

200+ Attendees.

2019

Awarded the Skin Cancer Seal of Recommendation

Recognized worldwide and trusted by dermatologists & consumers.

November 2019



American Academy of Dermatology

Collaboration bandana AAD's SPOT Skin Cancer™ campaign.

December 2019



California Apparel Production 100%

Pre-Covid. USA Made sustainable & ethical production.

February 2019

The Claire Marie Foundation Partnership

On-going giveback campaign.

March 2020 COVID



Giveback Feeding America

10% of sales donated to food banks.

May 2020



Skin Cancer Awareness Campaign

Commencement of annual campaign.

June 2020

10k Instagram Followers

Grown organically.

July 2020


eyekonz

Eyekonz Sports League Partnership

Collaborated with athletes.

August 2020



Minnesota Apparel Production 95%

Post-Covid. USA Made sustainable & ethical production.

August 2020 & August 2021



Bikini.com /Wanderlust Box

Sales channel/Wanderlust subscription box.

February 2021

Sun50 Store Launched

Sales channel.

March 2021


Be Our
Next Designer

1st Be the next Sun50 Designer Contest

Giveback skin cancer campaign.

April 2021


FASHION WEEK

Fashion Week Minnesota

Sun50 was a featured & showcased brand.

May 2021


Skin Cancer
Awareness Month

Skin Cancer Awareness Campaign

Dermatologists, survivors and supporters joined our #CheckYourself campaign reached over 81k people.

In the Press

REjournals · Trailblazer girl.com · Mpls St Paul Magazine · TODAY · The H · Golden Magazine · Some Great People · Minnesota Monthly · TwinCities.com Pioneer Press · seaside retailer · #FWMN · LAB · SHELBY Yachts · COSMOPOLITAN · Best Nest · TCL TwinCitiesLive · Minnesota Monthly · reddit · coastlines · Danville SanRamon · how fitting · CISION

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Meet Our Team



Christie Covarrubias

Co-Founder, CEO, and Director

Leveraging her extensive retail background, which includes executive management positions in sales, marketing, and public relations, Christie is the driving force behind Sun50. She brings passion, transparency, and her prior leadership success, which includes the sun protection clothing industry, to the guide the team.

University of California, Santa Barbara

Bachelor of Arts, Law & Society



Jim Lockhart, CPA, JD, LL.M.

Board Member

As a partner in a national CPA firm, Jim is the National Real Estate Practice leader firmwide. With a proven track record successfully building teams and companies, formulating and executing strategies, and growing revenue and profitability, Jim brings his expertise to the team, collaborating on strategic initiatives to move the company forward and grow the brand.

B.S. Bus. Admin., JD, University of SD

LL.M., New York University, School of Law

Real Estate CPA of the Year 2020, Minnesota Real Estate Awards



Mark Hoiland

Board Member

Mark brings his extensive finance and banking experience to the Sun50 board. His experience includes AT&T Capital, Richfield Bank, Platinum Group, and Bank Vista. While working with Bank Vista, Mark was introduced to Sun50. He was so impressed the business plan he joined the board upon his retirement from banking.

Augsburg University, Minneapolis, Minnesota

Bachelor of Arts, Business & Communications



Sharia Washington

Director of Corporate Sales & Partnerships

A former Division one, NCAA athlete with over 20 years of coaching experience and a NASM (National Academy of Sports Medicine) Certified Personal Trainer, Sharia leads the athletic division of Sun50. Utilizing her retail management experience with luxury fashion brands, which includes Tod's, Sharia is instrumental in performance testing of our fabrics on athletes, athletic style development, and all sports-related initiatives. Bonus, she is fluent in Italian!

Temple University, Philadelphia, Pennsylvania

Bachelor of Business Administration, International Business



Antwan Bùi

Design & Fit Director

Antwan has been designing clothes since the age of 12. His experience highlights include the launch of his own brand, Neiman Marcus, and couture custom-made designs. Bringing his clothing design skills, understanding of garment construction, pattern-making expertise, knowledge of human body shapes and fashion trends, Antwan has elevated Sun50 and showcases the true beauty of our one-of-a-kind fabrics.



Angela Twohy

Product Development & Sourcing Director

Our fabrics set us apart from all other brands for their quality and integrity. Angela sources the most eco-friendly fabrics in the industry which are gentle to the touch, comfortable to wear and provide the highest levels of chemical-free UPF 50+ sun protection. With her extensive experience in the sun protection clothing industry and retail management background, Angela manages sourcing, logistics, production cost and scheduling, 3rd party UV testing of our fabrics, as well as our Skin Cancer Foundation Seal requirements.

The Art Institutes International Minnesota

Bachelor of Arts, Retail Management



Julie Anderson

Business Development Director

Customer service and interpersonal skills are part of Julie's DNA. Her background in the sun protective clothing industry and service roles in the public and private sectors, are instrumental to our five-star customer service experience. Julie is front facing to our customers, business partners, wholesale accounts and vendors.



Ashley Hadfield

Director of Ecommerce & Marketing

Ashley blends her significant expertise in the sun protection clothing industry, hospitality, and digital marketing, for an optimum on-line and mobile shopping experience for our customers. Her eCommerce management includes business planning, content strategy and development, promotional campaigns and website design, customer service, web analytics and web technologies for our main channel and Amazon.

The Art Institutes International Minnesota

Bachelor of Science, Fashion & Retail Management



Jaymi Michael

Creative Director

Jaymi has extensive experience in the sun protection clothing industry, as well as working for advertising agencies. Bringing the Sun50 brand to life through her amazing creative vision, she leads our in-house marketing team in all mediums of design. This includes photography, video, illustration, print collateral and web design.

The Art Institutes International Minnesota

Bachelor of Science, Graphic Design



Madison Hibbs

Social Media & Community Events Manager

Madison is responsible for the management and successful organic growth of our social media channels, campaigns, blog content and influencer relations. Additional responsibilities include graphic design for marketing projects, development of weekly email campaigns, and photoshoot coordination.

University of St. Thomas, St. Paul, Minnesota

Bachelor of Arts, Strategic Marketing



Lyle Heikes

Customer Liaison

As a former teacher, Lyle elevates the level of assistance we provide vendors and customers, with his patience, professionalism, and "people-first" attitude. Additional responsibilities include inventory management, order fulfillment and warehouse supervision.

Minnesota State University, Mankato

Bachelor of Arts, Education



Kylie Imholte

Designer & Community Relations

As a graphic designer, Kylie collaborates with our marketing and product design teams, creating custom prints and marketing collateral from concept to completion. Kylie is also responsible for the management and successful growth of our Twitter, LinkedIn and TikTok channels which includes content, engagement and organic growth.



Myrtle Monroe

Sun50 Mascot

As long as my bed remains fluffy, the treats keep flowing, and someone throws my mini tennis ball, it's been a great day at the office. Truth be told, I AM the culture.



Cassie Warner

Board Member

Cassie is the Chief Financial Officer/Sr. Vice President for a national construction company which is ranked among the top US companies in the industry. Throughout her career and as a board member for several non-profit organizations, Cassie's expertise, leadership, and troubleshooting of financial risks has led to successful growth and sustainability. Advising Sun50 on financial controls, workflow management and budgeting controls has positively influenced operational decision making and business strategy.

2019 Top Women in Finance

2020 Luther College Distinguished Service Award

Luther College, Decorah, Iowa

Bachelor of Arts, Accounting & Economics



Jeff Milkie

Board Member

Jeff is the Founder and Managing Director of GRM Capital, LLC, a middle-market investment bank focused on mergers & acquisitions ("M&A"), private debt and equity capital raises, and strategic capital markets advisory. With over 20+ years of corporate finance and investment banking experience, Jeff has advised on numerous public and private debt and equity investments and M&A assignments. His expertise in multi-billion dollar global corporations, middle-market companies, and venture-level organizations across multiple sectors including consumer goods and services, retail, manufacturing, distribution, business services, healthcare, media, and technology brings robust experience Sun50's growth plan. Jeff steers the company towards a sustainable future by adopting sound, ethical, and financial management policies.

MBA The University of Texas, Austin

The Red McCombs School of Business

University of Wisconsin, Eau Claire

Bachelor of Business Administration, Accounting

Offering Summary

Company : Sun50, LLC

Corporate Address : 2905 Lexington Avenue South Suite 100, Eagan, MN 55121

Offering Minimum : $9,999.00

Offering Maximum : $1,069,999.05

Minimum Investment Amount (per investor) : $248.46

Terms

Offering Type : Equity

Security Name : Series A Preferred Units

Minimum Number of Shares Offered : 9,900

Maximum Number of Shares Offered : 1,059,405

Price per Share : $1.01

Pre-Money Valuation : $5,008,538.49

**Maximum number of units offered is subject to adjustment for bonus units. See bonus info below.*

Investment Incentives*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus units.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus units.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus units.

Amount-Based:

$500+ | Daybreaker

Founder's Sun50 Baseball Cap, and 15% Off Apparel for 1 Year.

$1,000+ | The Classic

Founder's Sun50 Baseball Cap, Owner's Sun50 Bucket Hat, and 15% Off for Apparel for 1 Year.

$2,500+ | Get Shady

Founder's Sun50 Baseball Cap, Sun50 All-Weather Umbrella, and 20% Off Apparel for 1 Year.

$5,000+ | Agent Shadow

Founder's Sun50 Baseball Cap, Sun50 Signature Fedora, and 20% Off Apparel for 1 Year.

$10,000+ | California Love

Founder's Sun50 Baseball Cap, 100% California Fabric Hoodie (1) Your Choice, and 20% Off Apparel for 1 Year.

$25,000+ | Ultimate Defense

Founder's Sun50 Baseball Cap, Sun50 Sun Sleeves, Golf Polo (1) Men's or Women's Your Choice, 20% Off Apparel for 2 Years, and Video Call with Sun50 Founders Jim & Christie.

**All perks occur when offering is completed.*

The 10% StartEngine Owners' Bonus

Sun50, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 Series A Preferred Units at $1.01 / unit, you will receive 110 Series A Preferred Units, meaning you'll own 110 units for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Sun50 to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script

Whether it's a relaxing beach day, lunch date with a friend, a quick match of pickle ball or driving with the top down along the Pacific Coast Highway, Sun50's superior sun protection apparel makes it easy to live your best life worry-free in the sun.

While seemingly harmless, too much UV exposure from the sun may be harmful. The Skin Cancer Foundation states 1 in 5 Americans will receive a skin cancer diagnosis by age 70 and 90% of non melanoma skin cancers are believed to be attributed to compound UV exposure. Sun50 is here to change this statistic.

https://www.skincancer.org/skin-cancer-information/skin-cancer-facts/

Our sole mission is to generate awareness and minimize the incidence of skin cancer by providing the world with high quality, sustainable, fashion-forward sun protection clothing that you will love to wear forever. Giving you peace-of-mind to explore and enjoy every moment with the people you love, safely in the sun.

Hi, I'm Christie – CEO and Co-Founder of Sun50- I grew up in California spending my time outside, swimming and playing and summers were spent on the beaches of Lake Tahoe with my cousin Renee. We didn't wear sunscreen, many people during that time didn't. We often came home sun burned and believed it to be a summer right of passage. We thought nothing of it. In our early 30's, Renee discovered a mole on her back which lead to the unexpected loss of her life to melanoma. It was heartbreaking o lose her so early. Had we known about skin cancer prevention and early detection – it's quite possible Renee would still be alive today. This was a huge turning point for me in my life and I knew I had to do something in the hopes of preventing untimely deaths, like Renee's, from happening.

To honor the memory of Renee I co-founded Sun50 and the journey began!

We are a women led team, located in Minnesota, with apparel experts who are incredibly talented and passionate about our mission. Each Sun50 team member brings unique skills and professional experience (which includes prior experience in the sun protection clothing industry) to collaborate and create the best sun protective products available.

The Skin Cancer Foundation suggests the simplest and most effective form of sun protection is wearing sun protective clothing. And even better, unlike sunscreen you don't need to reapply.

https://www.skincancer.org/skin-cancer-prevention/sun-protection/sun-protective-clothing/

Our fabrics have the highest rating of sun protection, UPF 50+, and have been awarded the prestigious Seal of Recommendation.

This seal is awarded to products that meet stringent criteria for safe and effective sun protection which is trusted by consumers worldwide.

https://www.skincancer.org/skin-cancer-prevention/seal-of-recommendation/

Our fabrics are safe and highly effective at protecting you from the full spectrum of the sun's UVA and UVB rays.

We care strongly about our environmental impact and reducing our carbon footprint.

Some brands follow a fast fashion supply chain model, we use a slow, sustainable, and circular fashion approach. We are thoughtful and eco-conscious from our sourcing all the way to our eco-friendly packaging.

First, we carefully source the most luxurious fabrics which are super soft, lightweight, eco-friendly, naturally protect you from the sun and may be cleaned up in your washing machine.

50% of our fabrics are made in the USA. California to be exact. This eliminates the need for air or water transportation, two of the largest contributors to polluting our planet and insure strict environmental regulations are followed.

Some other sun protection clothing brands may rely on harsh chemical treatments, dips or sprays to achieve temporary sun protection. These chemicals wash out over time and are very harmful to the environment and maybe even your skin. We rely on the fabric construction to achieve chemical-free sun protection which will not wash out and is made to last for the lifetime of the garment.

Secondly, 100% of our clothing is designed and manufactured right here in the USA.

We have weekly on-site meetings with our Minnesota production team. Working close together allows us to review our apparel for superior quality, fit, and efficiency. They also provide a safe and ethical production environment, good living wages for their seamstresses, and awesome apparel quality.

Our California team of engineers produce our digital prints. Digital printing reduces water usage, waste and provides premium quality.

By making these choices, we greatly reduce our emissions, consumption and waste. The apparel industry at large has been criticized for producing fashion in a way that contributes to horrifically damaging effects of people, animals and the planet. At Sun50 we are committed to doing our best when it comes to being impactful in a positive way.

Sun50 is more than just a clothing brand - we are a movement. We are on a mission to save lives from the perils of skin cancer, build an engaged and universal community, and preserve our planet.

Your investment with us will have a large impact on our mission to help stop skin cancer and disrupt the apparel industry. We can do this together.

The future depends on what we do today. If we can save lives and enhance lives by doing what we love to do, that is a definition of success.

Beach Customer Testimonial Video Transcript

Submitted by customer to Sun50.

Runtime: 1:43

So, I am so excited because today I received my Sun50 box.

Um I live in Kiawah Island, South Carolina, so I need my, I need my SPF clothing, I need it to work. So, I got a little treat from Sun50, and I thought it would be very fitting to open it on the beach. Actually, our beaches just opened so I am thankful to have something to wear when I am here. So, here we go. Oh my gosh. This packaging is so cute. It comes with this cute little sticker. Great, minimalist but very elegant. I think I'd be happy to give this as a gift for sure. And oh my gosh, this so amazingly buttery soft. So, what I got, was a tunic. This beautiful, flowy, navy tunic and it has the just the cutest tassels in my favorite colors, blue and this beautiful seafoam green and this beautiful white. And let's try it on! Oh, it's so soft! It is so impossibly soft and light. Oh my gosh, and I'm even putting it on over clothes and it's going to be even better over a bathing suit, but it's just light and sort of very feminine and fluttery. I love these sleeves. And I know this is going to protect me all summer and it's going to help me be stylish at the beach and I'm so excited about my new tunic. Thank you Sun50.

Dr. Shirley Chi, Board-Certified Dermatologist Testimonial Video Transcript

Submitted by customer to Sun50.

Runtime: 2:24

Hi everyone! My name is Shirley Chi and I'm a board-certified dermatologist in the Los Angeles area. I've been practicing out here for about 15 years and I really love talking to patients about products to buy, what to spend your money on, what to save your money on, how to look and feel your best in a really natural way, so that's what I love to do. Today, we're going to be talking about sun exposure and the importance of sun protection even though we're all trying to stay indoors and away from each other during social distancing, we are still taking walks and hiking and in the pool, so it is important for us to understand why it's important to have sun protection. So, let's talk about ultraviolet rays and why that's something we really need to be careful of. First of all, there's two different kinds of ultraviolet, there's ultraviolet A and ultraviolet B. We call that UVA and UVB. Both of them cause aging and UVB causes sunburns. So, the two of them together can cause aging and sun damage and skin cancer, so that's why it's important to block out both types of ultraviolet rays. The way you can do that are twofold. The first thing is to wear your sunscreen. So, when you're looking for sunscreen, you really want to look at the label and make sure that it says broad spectrum coverage. So, I'm going to show the sunscreen that I'm actually doing as part of our giveaway, which is from my office. It's the tinted mineral sunscreen, which I love. It has the active ingredients titanium dioxide and zinc oxide, which are minerals which are great for sensitive skin. The other thing you can do to protect yourself from the sun, is to wear sun protective clothing. I actually think this is just as important as sunscreen, especially for people with sensitive skin because you're clearly not going to be putting chemicals all over your body if you're just wearing it in your clothing, so, I'm actually wearing a sun protective tunic by the awesome company Sun50, which is going to be giving away one of these and also this really great sun protective hat. Both of these are UPF or Sun Protection Factor of 50. It's been tested by a 3rd party to give you that sun protection. It

is made and tested in Los Angeles, right here. And I just think these are cute and stylish and you can actually turn this into a dress, a cover-up. As you can see. It's kind of long, so you can so you can use it on your whole body.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

OPERATING AGREEMENT

OF

Sun50, LLC

THE INTERESTS REFERRED TO IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933 OR ANY OTHER SECURITIES LAWS, STATE OR FEDERAL, AND SUCH INTERESTS MAY NOT BE TRANSFERRED WITHOUT APPROPRIATE REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

TABLE OF CONTENTS

OPERATING AGREEMENT

OF

Sun50, LLC

THIS OPERATING AGREEMENT (this "**Agreement**"), is made and entered into to be effective as of October 15, 2020 (the "**Effective Date**") by and among those members listed on Exhibit A attached hereto (each, a "**Member**", and collectively, the "**Members**") and Sun50, LLC, a Minnesota limited liability company (the "**Company**").

RECITALS

A. The Company was formed under Minnesota Statutes Chapter 322C by the filing of the Articles of Organization with the Minnesota Secretary of State on July 9, 2018 (the "**Articles of Organization**").

B. Each Member (i) is familiar with the business of the Company, (ii) has reviewed this Agreement and has had the opportunity to consult with such Member's legal, tax and financial accounting advisors regarding this Agreement, and (iii) desires to enter into this Agreement effective as of the Effective Date with the intention that this Agreement be the Company's sole operating agreement for purposes of the Revised Act.

AGREEMENT

In consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1 **Definitions**. As used in this Agreement, the following terms have the following meanings:

a. "**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member's share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year, including such sums that are deemed obligated to restore pursuant to Treasury Regulation § 1.704-2(g) and (i) or related regulations; and (ii) reduced by the items described in Treasury Regulation § 1.704-l(b)(2)(ii)(d)(4), (5) and (6).

b. "**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have correlative meanings. A Person is an affiliate of an entity if such Person is a governor, director, manager, officer or legal representative of such entity, or if such Person has a material financial

interest in such entity. An individual Person's Affiliates include such individual's spouse, lineal decedents and ascendants and any Trust for any such individual Person's benefit.

c. "**Agreement**" has the meaning set forth in the Preamble.

d. "**Agreement Price**" has the meaning set forth in Section 8.5.a.

e. "**Articles of Organization**" has the meaning set forth in the Recitals.

f. "**Available Cash**" means, subject to Section 322C.0405 of the Revised Act, the aggregate amount of cash on hand or in any bank, money market or similar accounts of the Company as of the end of each fiscal year, or other applicable period, derived from any source (other than Capital Contributions and Liquidation Proceeds) that the Board determines is available for distribution to the Members after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

g. "**Bankruptcy**" with respect to any Person, means the entry of an order for relief with respect to such Person under the federal bankruptcy code (as set forth in Title 11 of the United States Code) or the insolvency of such Person under any state insolvency act.

h. "**BBA Procedures**" has the meaning set forth in Section 7.4(d).

i. "**Board**" has the meaning set forth in Section 5.1.

j. "**Capital Account**" means the separate account established and maintained by the Company for each Member and each Transferee pursuant to the Code and Treasury Regulations.

k. "**Capital Contribution**" means with respect to a Member the total amount of cash and the agreed upon net Fair Value of property (or services, where an Interest in Company Capital is issued for such services) contributed by such Member (or such Member's predecessor in interest) to the Company for such Member's Interest.

l. "**Certificate**" has the meaning set forth in Section 3.3.

m. **"Code"** means the Internal Revenue Code of 1986, as amended.

n. "**Company**" has the meaning set forth in the Preamble.

o. "**Company Capital**" means at any measuring date the aggregate Capital Accounts of all Members.

p. "**Company Minimum Gain**" has the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d)(l). Company Minimum Gain is determined, first, by computing for each Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under this Agreement. In any taxable year in which a Revaluation occurs, (i) if the Members' Capital Accounts are increased to reflect a revaluation of Company property subject to a Nonrecourse Debt, the net increase or decrease in Company Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Company

Minimum Gain using the current year's book value and the prior year's amount of Company Minimum Gain; and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation; and (ii) if the Members' Capital Accounts are decreased to reflect the Revaluation, the net increase or decrease in Company Minimum Gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

q. "**Confidential Information**" has the meaning set forth in Section 7.6(a).

r. "**Covered Person**" means a person entitled to indemnification under Section 322C.0408 of the Revised Act.

s. "**Credits**" means all tax credits allowed by the Code with respect to activities of the Company.

t. "**Disability**" means (a) a Member's inability, due to illness, injury or other disability (either physical or mental), to substantially perform his or her duties and responsibilities to the Company for 180 days out of any 365 day period or 120 consecutive days or (b) a Member is eligible for disability benefits under the Company's long-term disability plan.

u. "**Distributions**" means any distributions by the Company to the Members of Available Cash or Liquidation Proceeds or other amounts.

v. "**Divorce**" means any legal proceeding to terminate or dissolve, or separate the marital relationship of a Member, and includes an action for annulment, legal separation, or similar proceeding that involves a judicial division of joint or marital property of the Member and his or her spouse.

w. "**Effective Date**" has the meaning set forth in the Preamble.

x. "**Fair Value**" of an asset means its fair market value as determined by the Board or as otherwise required by law, and taking Code § 7701(g) into account where required by Treasury Regulations.

y. "**Governor**" has the meaning set forth in Section 5.1.

z. "**Income**" and "**Loss**" mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose: (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(1) will be included in taxable income or loss; (ii) tax exempt income will be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-l(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss will be subtracted; and (iv) taxable income or loss will be adjusted to reflect any item of income or loss specially allocated in Article IV.

aa. "**Interest**" means all of a Member's rights and interests in the Company in such Member's capacity as a Member, all as provided in the Articles of Organization, this Agreement and the Revised Act, including the Member's interest in the capital, income, gain, deductions, losses, and credits of the Company. Unless otherwise expressly separated, a Member's Interest includes that Member's transferable interest under the Revised Act. Interests may be shown as

Percentage Interest and simultaneously reduced to Units or Membership Units and denominated in such manner to reflect an ownership interest in the whole of the Company.

bb. "**Involuntary Transfer**" has the meaning set forth in Section 8.4.a.

cc. "**Liquidation Proceeds**" means all Property at the time of liquidation of the Company and all proceeds thereof.

dd. "**Majority in Interest**" means any Member or group of Members holding an aggregate of more than fifty percent (50%) of the Percentage Interests held by all Members.

ee. "**Member**" has the meaning set forth in the Preamble and each Person who is subsequently admitted to the Company as a Member pursuant to this Agreement, other than a Person who ceases to be a Member of the Company pursuant to this Agreement. The name, aggregate Capital Contributions and Percentage Interest of each Member is set forth on ***Schedule 1***, as the same may be adjusted from time to time as required or permitted by the provisions of this Agreement.

ff. "**Member Minimum Gain**" also has the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain will be determined by computing for each Member Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under this Agreement. In any taxable year in which a Revaluation occurs, (i) if a Member's Capital Account is increased to reflect a revaluation of Company property subject to a Member Nonrecourse Debt, the net increase or decrease in Member Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year's book value and the prior year's amount of Member Minimum Gain; and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation; and (ii) if a Member's Capital Account is decreased to reflect the Revaluation, the Member Minimum Gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

gg. "**Member Nonrecourse Deductions**" has the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

hh. "**Minimum Gain Chargeback Requirement**" has the meaning set forth in Section 4.5(b).

ii. "**Nonrecourse Debt**" means a Company liability with respect to which no Member or a related person bears the economic risk of loss as determined under Treasury Regulation §§ 1.752-1 (a)(2) and 1.752-2.

jj. "**Nonrecourse Deductions**" has the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(c). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704.2(d)) during such year reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of a Nonrecourse Debt that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

kk. "**Notice**" has the meaning set forth in Section 10.4.

ll. "**Officer**" means an individual designated as such by the Board, with the responsibilities and duties specified or delegated by the Board, including the offices set forth in Section 5.8.

mm. "**Percentage Interest**" means, with respect to any Member, the portion of all of the Company's outstanding Interests owned by such Member, expressed as a percentage as set forth on ***Schedule 1***.

nn. "**Person**" means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

oo. **"Preferred Return**" means the six percent (6%) cumulative annual return, on the amount, from time to time, of the Series A Preferred Member's Unreturned Capital Contributions. The Preferred Return shall terminate and expire once the Series A Members have received their Unreturned Capital Contributions and Unpaid Preferred Returns.

pp. "**Prime Rate**" means the prime rate charged and defined, as from time to time by U.S. Bank National Association, or any similar successor rate.

qq. "**Property**" means all of the assets that the Company may own or otherwise have an interest in from time to time.

rr. "**Qualified Appraiser**" means a professional appraiser, certified public accountant or other person reasonably experienced in the valuation of businesses similar to the Company and who is qualified by experience to appraise the Interests.

ss. "**Reserves**" means amounts set aside from time to time by the Board pursuant to Section 4.8.

tt. "**Revaluation**" means the occurrence of any event described in this Agreement as a result of which the book value of Property is adjusted by the Company to its Fair Value.

uu. "**Revised Act**" means the Minnesota Revised Uniform Limited Liability Company Act (Minn. Stat. §§ 322C.0101 *et. seq.).*

vv. "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder.

ww. "**Series A Member**" means a Member who owns Series A Preferred Units.

xx. "**Series A Redemption**" means the redemption of Series A Preferred Units upon return of Capital Contributions and satisfaction of outstanding Preferred Returns as defined in Section 8.4.

yy. "**Series A Preferred Units**" or "**Series A Units**" means those Units owned by Series A Members.

zz. "**Series B Member**" means a Member who owns Series B Units.

aaa. "**Series B Units**" means those Units owned by Series B Members.

bbb. "**Taxing Authorities**" and "**Taxing Authority**" has the meanings set forth in Section 7.4(c).

ccc. "**Transfer**" means any proposed, claimed or asserted voluntary or involuntary disposition of any Interests, by any Member or by such Member's agent, executor, administrator, trustee, receiver, legal representative, successors or assigns, in any manner whatsoever including, but not limited to, the following: disposition by gift, sale, exchange or devise, pledge, mortgage, assignment, grant of a security interest or other encumbrance, attachment, levy of execution or seizure by creditor whether or not by judicial process, assignment for the benefit of creditors, distribution by executor, administrator or trustee, and passage under any judicial order or legal process in law or equity, including passage by reason of descent and distribution, dissolution of marriage, Bankruptcy, legal incapacity or insanity and transfer to a receiver for the administration of property of a Member.

ddd. "**Treasury Regulations**" means the regulations promulgated by the Treasury Department with respect to the Code.

eee. "**Valuation Date**" has the meaning set forth in Section 8.5.a.

1.2 **Certain Interpretive Matters**. In construing this Agreement, it is the intent of the Members that:

a. the captions of the articles, sections or subsections in this Agreement are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

b. no consideration may be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;

c. examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

d. the word "includes" and its derivatives means "includes, but is not limited to," and corresponding derivative expressions;

e. a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

f. the meanings of the defined terms are applicable to both the singular and plural forms thereof;

g. all references to prices, values or monetary amounts refer to United States dollars;

h. all references to articles, sections, paragraphs, clauses, exhibits or schedules refer to articles, sections, paragraphs and clauses of this Agreement, and to exhibits or schedules attached to this Agreement, unless expressly provided otherwise;

i. each exhibit and schedule to this Agreement is a part of this Agreement and references to the term "**Agreement**" are deemed to include each such exhibit and schedule to this Agreement except to the extent that the context indicates otherwise, but if there is any conflict or inconsistency between the body of this Agreement and any exhibit or schedule, the provisions of the body of this Agreement will control;

j. the words "**this Agreement**," "herein," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision, unless expressly so limited;

k. the word "or" is disjunctive but not necessarily exclusive;

l. all references to agreements or laws are deemed to refer to such agreements or laws as amended or revised or as in effect at the applicable time, including corresponding provisions of future agreements or laws; and

m. whenever appropriate wherever a word has not been defined under this Agreement, it shall be afforded any meaning ascribed to it under the Revised Act.

ARTICLE II
BUSINESS PURPOSE, OFFICES AND RELATED MATTERS

2.1 **Name; Business Purpose**. The name of the Company is stated in the Articles of Organization. The Company has been formed for general business purposes and may engage in any lawful activities.

2.2 **Powers**. In addition to the powers and privileges conferred upon the Company by law and those incidental thereto, the Company has the same powers as a natural person to do all things necessary or convenient to carry out its business and affairs.

2.3 **Principal Place of Business**. The principal executive office of the Company will be located at 6725 York Ave. S., Edina MN 55435 or at such other place as the Board may determine from time to time.

2.4 **Registered Office and Registered Agent**. The location of the registered office and the name of the registered agent (if any) of the Company in the State of Minnesota are stated in the Articles of Organization. The registered office and registered agent of the Company in the State of Minnesota may be changed, from time to time by the Board.

2.5 **Amendment of the Articles of Organization**. The Company may amend the Articles of Organization at such time or times and in such manner as may be required by this Agreement or the Revised Act, as the case may be.

2.6 **Operating Agreement**. Subject only to Section 322C.0110 Subdivision 2 and Subdivision 3 of the Revised Act, the Members who are parties to this Agreement intend that this Agreement govern all

aspects of the Company's business, activities and affairs, including without limitation: (a) the formation, operation, ownership, governance, management, and dissolution of the Company; (b) the allocation of income, receipts, gain, losses, deductions, Credits, and Distributions; (c) the receipt of additional capital, admission of new Members and all valuation issues associated with the receipt of such additional capital and admission of Members; (d) the Transfer or encumbrance of Interests, limitations on the transferability of Interests and transferable Interests; (e) the specific types of activities that do not violate the duty of care, duty of loyalty or the duty of fair dealing and good faith, (f) any limitation of any fiduciary duty or any broadening of the scope of any indemnification or exculpation; and (g) any other matter related to the Company's business and affairs. Notwithstanding Section 322C.0102, Subdivision 17 of the Revised Act, the Members acknowledge and agree that this Agreement shall be the Company's sole operating agreement for purposes of the Revised Act, in each case as hereafter amended or any other record other than this Agreement, including any exhibits to this Agreement, and at no time shall any operating agreement be created by oral or implied means. It is expressly intended that, during the entire term of this Agreement, the provisions of this Agreement shall supersede any provisions of the Revised Act, as they now exist or as may be subsequently amended or restated, that are inconsistent or conflict with the provisions of this Agreement to the maximum extent permitted by law.

2.7 **Ratification of Certain Acts**. The Company and each initial Member hereby adopt, approve and ratify all actions taken by the Company's organizer and all business conducted by the Company from the date of its organization through the Effective Date.

ARTICLE III
CAPITAL CONTRIBUTIONS AND LOANS

3.1 **Capital Contributions**. Each Member has made a Capital Contribution to the capital of the Company in the amount set forth opposite such Member's name on ***Schedule 1***.

3.2 **Loans**. Any Member may make a loan to the Company in such amounts, at such times (including in lieu of a capital contribution) and on such terms and conditions as may be approved by the Board. Loans by any Member to the Company will not be considered contributions to the capital of the Company. Any loan for which an interest rate is not otherwise expressly provided for in writing shall bear interest at the Prime Rate.

3.3 **Certificates**. The Company shall issue a certificate (each a "**Certificate**") representing the Interest held by such Member in the Company. The Certificates shall be such form as shall be determined by the Board and shall be signed on behalf of the Company by the President and other officers appointed by the Company. The Certificates shall be consecutively numbered or otherwise identified. In case of a lost, destroyed or mutilated Certificate, a replacement may be issued upon such terms and indemnity to the Company as the President or its counsel may proscribe.

3.4 **Legends**. Certificates representing the Interests that are issued to any Member shall bear a legend in substantially the following form:

> THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN OPERATING AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED OR TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR STATE LAWS OR AN EXEMPTION FROM REGISTRATION THEREUNDER.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1 **Non-Liquidation Cash Distributions**. The Company's Board of Governors shall have control over any Distributions made to the Members of the Company and may declare, in its sole and absolute discretion, Distributions of Available Cash. The Board of Governors may consider all matters incidental to the finances of the Company in making any Distributions of Available Cash. Distributions determined to be made by the Board pursuant to this Section 4.1 shall be paid to the Members in accordance with:

a. *First,* to pay the Preferred Return;

b. *Second*, to pay any outstanding Capital Contributions of the Series A Members; and

c. *Third*, to the Series B Members per their respective Percentage Interests.

4.2 **Liquidation Distributions**. Liquidation Proceeds will be distributed in the following order of priority:

a. *First*, to discharge the Company's obligations to creditors, including to Members that are creditors, as set forth in Section 322C.0707 Subdivision l of the Revised Act.

b. *Second*, to the Members in the amount of their outstanding Preferred Returns and outstanding Capital Contributions to the extent that Distributions to a Member or the Members shall not have exceeded such Members' Capital Contributions.

c. Third, and notwithstanding Section 322C.0707, Subdivision 2, of the Revised Act, the remainder to the Series B Members in accordance and in proportion with their respective Percentage Interests.

4.3 **Income, Losses and Distributive Shares of Tax Items**. The Company's Income or Loss, as the case may be, for each fiscal year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company pursuant to Article VII, will be allocated to the Members for both financial accounting and income tax purposes as set forth in this Article IV, except as otherwise provided for herein or unless all Members agree otherwise.

4.4 **Allocation of Income, Loss and Credits**.

a. Income or Loss (other than from transactions in liquidation of the Company) and Credits for each fiscal year will be allocated to the Series B the Members in accordance with their Percentage Interests. To the extent there is any change in the respective Percentage Interests of the

Members during the year, Income, Loss and Credits will be allocated among the pre-adjustment and post-adjustment periods as provided in Section 4.5(k).

b. Income from transactions in liquidation of the Company will be allocated among the Members in the following order of priority:

i. first, to those Members, if any, with negative Capital Account balances (determined prior to taking into account any Distributions pursuant to Section 4.2) in the ratio that such negative balances bear to each other until all such Members' Capital Account balances equal zero; then

ii. second, to the Series A Members to the extent it will bring their capital account to zero; then

iii. lastly, the remainder to the Series B Members in accordance with their respective Percentage Interests.

c. Losses from transactions in liquidation of the Company will be allocated among the Members in the following order of priority:

i. first to those Members, if any, with positive Capital Account balances (determined prior to taking into account any Distributions pursuant to Section 4.2 in the ratio that such positive balances bear to each other until all such Members' Capital Account balances equal zero; then

ii. second, to the Series A Members to the extent it will bring their capital account to zero; then

iii. lastly, the remainder to the Series B Members in accordance and in proportion with their respective Percentage Interests.

4.5 **Special Rules**. Notwithstanding the foregoing allocation provisions of this Article IV, the following special rules apply:

a. **Tax Allocations; § 704(c) and Revaluation Allocations**. Other than as provided in this Section 4.5(a), items of income, gain, deduction and loss determined for income tax purposes shall be allocated, to the extent possible and except as otherwise provided herein, in the same proportions as corresponding items that enter into the calculation of Income and Loss. In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution. Similarly, in the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property will take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations must be made by the Members in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.5(a) are solely for income tax purposes and will not affect, or in any way be taken into account in computing, for book purposes, any Member's Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

b. **Minimum Gain Chargeback**. Notwithstanding any other provision of this Article IV, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member will be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the "**Minimum Gain Chargeback Requirement**"). A Member's share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member's share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement. A Member's share of Company Minimum Gain will be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year will equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the Distributions made to that Member up to that time of proceeds of a Nonrecourse Debt allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member's aggregate share of net decrease in Company Minimum Gain plus that Member's aggregate share of decreases resulting from revaluations of any Property subject to Nonrecourse Debts. In addition, a Member's share of Company Minimum Gain will be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member's predecessor in interest will be taken into account. Allocations shall be determined in accordance with Treasury Regulation § 1.704-2(j).

c. **Member Minimum Gain Chargeback**. Notwithstanding any other provision of this Article IV other than Section 4.5(b), if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as of the beginning of the year) will be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a Nonrecourse Debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback requirement is added to the Member's share of Company Minimum Gain.

d. **Qualified Income Offset**. If any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1 (b)(2)(ii)(d)(4), (5) or (6), that causes or increases such Member's Adjusted Capital Account Deficit, items of Company income and gain will be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 4.5(d) may be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under this Article IV have been made.

e. **Nonrecourse Deductions**. Nonrecourse Deductions for any fiscal year or other period will be allocated to the Members in proportion to their Percentage Interests.

f. **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions will be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

g. **Curative Allocations**. Any special allocations of items of income, gain, deduction or loss pursuant to Sections 4.5(b), (c), (d), (e) and (f) will be taken into account in computing subsequent allocations of income and gain pursuant to this Article IV, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this Article IV are, to the extent possible, equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article IV if such adjustments, allocations or distributions had not occurred. In addition, allocations pursuant to this Section 4.5(g) with respect to Nonrecourse Deductions in Section 4.5(e) and Member Nonrecourse Deductions in Section 4.5(f) will be deferred to the extent the Board reasonably determines that such allocations are likely to be offset by subsequent allocations of Company Minimum Gain or Member Minimum Gain, respectively.

h. **Loss Allocation Limitation**. Notwithstanding the other provisions of this Article IV, unless otherwise agreed to by all of the Members, no Member may be allocated Loss in any taxable year that would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

i. **Share of Nonrecourse Liabilities**. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member's interest in Company profits is equal to such Member's respective Percentage Interest.

j. **Compliance with Treasury Regulations**. The foregoing provisions of this Section 4.5 are intended to comply with Treasury Regulation § 1.704-l(b), 1.704-2 and 1.752-1 through 1.752-5, and must be interpreted and applied in a manner consistent with such Treasury Regulations. If it is determined by the Board that it is prudent or advisable to amend this Agreement in order comply with such Treasury Regulations, the Board is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

k. **General Allocation Provisions**. Except as otherwise provided in this Agreement, all items that are components of Income or Loss will be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of determining the Income, Loss or any other items for any period, Income, Loss or any such other items will be determined on a daily, monthly or other basis, as determined by the Board using any permissible method under Code § 706 and the Treasury Regulations thereunder.

l. **Treatment of Preferred Returns**. The Preferred Returns may be treated as guarateed payments for use of capital.

4.6 **No Priority**. Except as may be otherwise expressly provided herein, no Member has priority over any other Member as to Company capital, Income, gain, deductions, Loss, credits or Distributions.

4.7 **Tax Withholding**. Notwithstanding any other provision of this Agreement, the Board is authorized to take any action that they determine to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including withholding on any Distribution to any Member. For all purposes of this Article IV, any amount withheld

on any Distribution and paid over to the appropriate governmental body will be treated as if such amount had in fact been distributed to the Member.

4.8 **Reserves**. The Board may establish, maintain and expend Reserves to provide for working capital, for future maintenance, repair or replacement of any Property, for debt service for future investments and for such other purposes as the Board may deem necessary or advisable.

4.9 **Tax Advances**.

a. Notwithstanding anything to the contrary in Section 4.1, each Member agrees that the Board may, but is not required to, make a Distribution of cash, as promptly as practical after the close of the fiscal year, to the Members, based upon their respective share of taxable Income (net their share of tax Losses) of the Company, in an amount determined to be reasonably appropriate taking into consideration the highest Federal and Minnesota marginal income tax rates applicable to all of the Members (and considering deductibility of those taxes for income tax purposes) on the taxable Income (net of their share of tax Losses) of the Company allocated to such Member. For these purposes, the Company may engage and rely on the advice of its independent accountant.

b. Any Distributions made pursuant to this Section 4.9 shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 4.1 and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 4.1.

ARTICLE V
BOARD MANAGEMENT

5.1 **Management by the Board of Governors**. The business, activities and affairs of the Company shall be managed by and under the direction of the board of governors (the "**Board**") and, except as expressly set forth in this Agreement, all matters relating to the activities of the Company shall be decided exclusively by the Board. The Company shall be a "board-managed limited liability company" as that term is defined in Section 322C.0102, Subdivision 4 of the Revised Act. The Board shall be composed of natural Persons (each a "**Governor**"), who shall be appointed in accordance with the provisions of Section 5.2.

5.2 **Board Composition; Term, Removal, Resignation, Vacancies, Election**.

a. **Composition**. Initially, there shall be 3 Governor(s). The authorized number of Governors may be increased by the Board and decreased by the Board. The Board may proscribe additional qualifications for Governors.

b. **Term**. Each Governor shall serve for an indefinite term. A Governor shall hold office until his/her successor is elected and has qualified or until the earlier death, resignation, removal or disqualification of the Governor. The following individuals shall hold the office set forth next to their name until such Officer's resignation, removal or death:

Christie Covarrubias
Jeff Milkie
James Lockhart

c. **Vacancies**. Vacancies on the Board resulting from the death, resignation, removal or disqualification of a Governor shall be filled by the affirmative vote of a majority of the remaining Governors, even though less than a quorum, without any action by the Members. No

notice to Members of a vacancy is required. Vacancies on the Board resulting from newly- created governorships may be filled by the affirmative vote of a majority of the Governors serving at the time such governorships are created. Each person elected to fill a vacancy shall hold office until a qualified successor is elected at any meeting duly called for that purpose. The existence of vacancies does not affect the power of the Board to function if at least one Governor remains in office.

d. **Election**. If elected at a meeting of Members, Governors shall be elected by a Majority in Interests of the Series B Members that are entitled to vote on the election of Governors at a duly called meeting at which a quorum is present.

e. **Disqualification**. A Governor does not need to be a Member, but the dissociation of a Member who is also a Governor disqualifies the Member as a Governor.

5.3 **Board Meetings**.

a. **Generally**. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Governors participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Minnesota) as may be determined from time to time by the Board. Written notice of each regular meeting of the Board shall be given to each Governor at least five (5) days prior to each such regular meeting. The purpose of the regular meeting need not be stated. If the day or date, time, and place of a Board meeting has been provided in a Board resolution, or announced at a previous meeting of the Board, no notice is required. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken.

b. **Special Meetings**. Special meetings of the Board shall be held on the call of any Governor upon at least three (3) days written notice (if the meeting is to be held in person) or one (1) day written notice (if the meeting is to be held by telephone communications or video conference) to the Governors, or upon such shorter notice as may be approved by all the Governors. The purpose of the meeting need not be stated. Any Governor may waive such notice as to himself or herself.

c. **Method of Notice**. Notice may be: (i) mailed to the Governor at an address designated by the Governor or at the last known address of the Governor; (ii) deposited with a nationally recognized overnight delivery service for overnight delivery or, if overnight delivery to the Governor is not available, for delivery as promptly as practicable to the Governor at an address designated by the Governor or at the last known address of the Governor; (iii) communicated to the Governor orally; (iv) handed to the Governor; (v) given by facsimile communication, electronic mail, or any other form of electronic communication, if the Governor has consented in a record to receive notice by such means; or (vi) by any other means determined by Members holding a majority of the voting power of the Members.

d. **Time of Notice**. Notice is deemed given if by: (i) mail, when deposited in the United States mail with sufficient postage affixed; (ii) deposited for delivery, when deposited for delivery with delivery charges prepaid or otherwise provided for by the sender; (iii) facsimile communication, when directed to a telephone number at which the Governor has consented in a record to receive notice; (iv) electronic mail, when directed to an electronic mail address at which the Governor has consented in a record to receive notice; and (v) any other form of electronic

communication by which the Governor has consented in a record to receive notice, when directed to the Governor.

e. **Attendance and Waiver of Notice**. A Governor may waive notice of a meeting of the Board. A waiver of notice by a Governor entitled to notice is effective whether given before, at, or after the meeting, and whether given in a record, orally, or by attendance. Attendance by a Governor at a meeting is a waiver of notice of that meeting, except where the Governor objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate in the meeting after the objection.

5.4 **Quorum; Manner of Acting**.

a. **Quorum**. A majority of the Governors serving on the Board shall constitute a quorum for the transaction of business of the Board. If a quorum is not present at any meeting of the Board, then the Governors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the Governors present may continue to transact business until adjournment, even though the withdrawal of a number of the Governors originally present leaves less than the proportion or number otherwise required for a quorum.

b. **Electronic Meetings**. Any Board meeting may be conducted solely by one or more means of remote communication through which all of the Governors may participate with each other during the meeting, if the number of Governors participating in the meeting would be sufficient to constitute a quorum. Participation in a meeting by that means constitutes presence in person at the meeting.

c. **Participation**. A Governor may participate in a Board meeting by means of remote communication, through which the Governor, other Governors so participating, and all Governors physically present at the meeting may participate with each other during the meeting. Participation in a meeting by that means constitutes presence in person at the meeting. A Governor may vote or be present at a meeting either in person or by proxy, and such proxy may be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law.

d. **Binding Act**. Each Governor shall have one vote on all matters submitted to the Board or any committee thereof. The Board shall take action by the affirmative vote of a majority of the Governors present at a duly held meeting.

5.5 **Action by Written Consent**. An action required or permitted to be taken at a Board meeting may be taken by written action signed (including approval by electronic communications) by the number of Governors that would be required to take the same action at a meeting of the Board at which all Governors were present. The written action is effective when signed by the required number of Governors, unless a different effective time (which may be before or after the time when the minimum number of signatures is received) is provided in the written action. When written action is taken by less than all Governors, all Governors must be notified promptly (either orally, in writing or by electronic communication) of its text and effective date. Failure to provide the notice does not invalidate the written action. A Governor who does not sign or consent or approve by electronic communication the written action has no liability for the action or actions taken by the written action.

5.6 **Compensation**. Each Governor shall be reimbursed for such Governor's reasonable out-of-pocket expenses incurred in the performance of his duties as a Governor, pursuant to such policies as from time to time established by the Board. Nothing contained in this Section 5.6 shall be construed to

preclude any Governor from serving the Company in any other capacity and receiving reasonable compensation for such services.

5.7 **Committees**.

a. **Establishment**. The Board may, by resolution, designate from among the Governors one or more committees, each of which shall be comprised of one or more Governors; provided, that in no event may the Board designate any committee with all of the authority of the Board. Subject to the immediately preceding provision, any such committee, to the extent provided in the resolution forming such committee, shall have and may exercise the authority of the Board, subject to the limitations set forth in Section 5.7(b). The Board may dissolve any committee or remove any member of a committee at any time.

b. **Limitation of Authority**. No committee of the Board shall have the authority of the Board in reference to:

i. authorizing or making Distributions to the Members;

ii. authorizing the issuance of Interests;

iii. approving a plan of merger, exchange of conversion or domestication to another domicile or sale of the Company;

iv. recommending to the Members a voluntary dissolution of the Company or a revocation thereof;

v. filling vacancies in the Board; or

vi. altering or repealing any resolution of the Board that by its terms provides that it shall not be so amendable or repealable.

5.8 **Officers**.

a. **Board Approval**. The Board may appoint individuals as Officers of the Company as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Member or Governor. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Board or until his or her earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Board. Any Officer may be removed by the Board (acting by majority vote of all Governors other than the Officer being considered for removal, if applicable) with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Board. Officers and other persons of authority may also be appointed by filing a Statement of Authority with the Minnesota Secretary of State pursuant to the Revised Act, Section 322C.0302.

b. **Chief Executive Officer**. If the Board designates a person as "chief manager," "president," "chief executive officer," "CEO," or another title of similar import, that person shall, unless otherwise specified by the Board (i) serve as an agent of the Company at the will of the Board, without prejudice to any rights the person may have under a contract with Company; (ii) have general active management of the business of the Company, subject to the supervision and

control of the Board; (iii) ensure that all orders and resolutions of the Board are carried into effect; (iv) sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Board to some other Officer or agent of the Company; (v) maintain records of and, whenever necessary, certify all proceedings of the Governors and the Members; and (vi) perform other duties prescribed by the Board.

c. **Chief Financial Officer**. If the Board designates a person as "treasurer," "chief financial officer," "CFO," or another title of similar import, that person shall, unless otherwise specified by the Board (i) serve as an agent of the Company at the will of the Board, without prejudice to any rights the person may have under a contract with the Company; (ii) keep or oversee the keeping of accurate financial records for the Company; (iii) deposit or oversee the deposit of all money, drafts, and checks in the name of and to the credit of the Company in the banks and depositories designated or permitted by the Board; (iv) endorse or oversee the endorsement for deposit all notes, checks, and drafts received by the Company as ordered by the Board or delegated as permitted by the Board, making proper vouchers for them when necessary; (v) disburse or oversee the disbursement of Company funds and issue or oversee the issuance of checks and drafts in the name of the Company, as ordered by the Board; (vi) give to the Chief Executive Officer and the Board, whenever requested, an account of all transactions by the Chief Financial Officer and of the financial condition of the Company; and (vii) perform other duties prescribed by the Board or by the Chief Executive Officer.

d. **Secretary**. If the Board designates a person as "secretary," that person shall, unless otherwise specified by the Board, attend all meetings of the Members and Governors and may record the proceedings of such meetings in the minute book of the Company, and whenever necessary certify such proceedings. The Secretary shall give proper notice of meetings of Members and Governors and shall perform such other duties as may be prescribed by the Chief Executive Officer from time to time.

e. **Vice President or Other Office**. If the Board designates a person as "vice president" or another office, that person shall, unless otherwise specified by the Board, have such powers and shall perform such duties as may be prescribed by the Chief Executive Officer.

f. **Delegation**. Unless prohibited by the Board, an Officer may, without the approval of the Board, delegate some or all of the duties and powers of an office to other persons. An Officer who delegates the duties or powers of an office is subject to the standard of conduct for an Officer stated in this Agreement with respect to: (i) the act of delegation; and (ii) the supervision of persons to whom those duties and powers are so delegated.

g. **Current Officers**. The following individuals shall hold the office set forth next to their name until such Officer's resignation, removal or death:

Christie Covarrubias – Chief Executive Officer
James Lockhart – Chief Financial Officer

5.9 **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations or other liabilities of the Company, and (b) do not become the debts, obligations or other liabilities of a Governor or an Officer solely by reason of such Governor acting as a governor or of such Officer acting as an officer; provided that any repeal of this

provision as a matter of law or any modification of this subpart by the Members shall be prospective only, and shall not adversely affect any limitation on the personal liability of any Governor or any Officer existing at the time of such repeal or modification.

5.10 **Execution of Documents Filed with Minnesota**. Any Officer authorized by the Board is authorized to execute and file with the Minnesota Secretary of State any document permitted or required by the Revised Act. Such documents may be executed and filed only after the Board and/or the Members (to the extent required by this Agreement or the Revised Act) have approved or consented to such action in the manner provided herein.

5.11 **Duty of Care of Officers and Governors**. The duty of care of a Governor or an Officer in the conduct of the Company's activities is to act with the care that a person in a like position would reasonably exercise under similar circumstances and in a manner the Governor or Officer reasonably believes to be in the best interests of the Company. In discharging this duty, the Governor or Officer may rely in good faith on opinions, reports, statements, or other information provided by another person that the Governor or Officer reasonably believes is a competent and reliable source for the information. With respect to the duty of care set forth in this Section 5.11, in accordance with Section 322C.0110, Subdivision 7 of the Revised Act, no Governor or Officer of the Company shall be liable for any money damages to the Company or to any Member, unless the Governor or Officer has engaged in intentional misconduct or a knowing violation of the law. EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT, AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.11 IS NOT MANIFESTLY UNREASONABLE.

5.12 **Duty of Loyalty**. The Members acknowledge and agree as follows:

a. **Consideration of Interests**. The Members have formed the Company and entered into this Agreement and become Members without any expectation that any Governor or any Member (or any of their respective Affiliates) would forgo any other opportunity available to any Governor or any Member in the future or that any Governor or any Member (or any of their respective Affiliates) would be required to consider the interests of the Company or any other Member or Person in any other matter. The Members record that their mutual expectation is that, when voting or taking any other action, a Governor is free to consider such Governor's own interests exclusively without considering whether such vote or other action serves the interests or is in the best interest of the other Members, the Company or any other Person. The Members also agree that their mutual expectation is that, when taking any action, a Governor is free to consider the interests of any Member exclusively over the interests of any other Member without considering whether such action serves the interests or is in the best interest of the other Members, the Company or any other Person. Accordingly, when Board causes the Company to take any action, when the Members are voting on any matter under this Agreement, or when a Member is otherwise permitted or required to make a decision (including a decision that is in such Member's "discretion" or under a grant of similar authority or latitude), each Governor and each Member shall be entitled to consider only such interests and factors as the Governor or Member desires, including its own interests (or the interests of any of their respective Affiliates), and shall have no duty or obligation to give any consideration to any interest of or factors affecting the other Members, the Company or any other Person. Whenever in this Agreement any Governor or any Member is permitted or required to make a decision in "good faith," each Governor and each Member shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law. EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS

AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.12.a IS NOT MANIFESTLY UNREASONABLE.

b. **Competing with the Company**. The Members have formed the Company and entered into this Agreement and become Members with the expectation that one or more of the Governors and one or more Members (or any of their respective Affiliates): (x) would deal with the Company without any restrictions imposed on the ability to compete with the Company, notwithstanding any access a Member may have to confidential information of the Company or any position a Member may have with respect to trust and confidence in relation to the Company and its Members; (y) are permitted to, and may presently or in the future, have investments or other business relationships, ventures, agreements or arrangements with entities engaged in the business of the Company, other than through the Company and the subsidiaries of the Company; and (z) are permitted to, and may presently or in the future, have or develop strategic relationships with businesses that are or may be competitive with the Company and the subsidiaries of the Company. Accordingly, no Member is required to refrain from competing with the Company in the conduct of the Company's business before the dissolution of the Company and the Members and the Governors may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company will not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement. Without limiting the generality of the foregoing, any Governor or any Member (or any of their respective Affiliates) may directly or indirectly, without violating the Governor or Member's duty of loyalty:

i. (A) render services or give advice to, or affiliate with (as employee, partner, consultant or otherwise), or (B) directly or through one or more of any of such Member's or Governor's Affiliates, own, manage, operate, control or participate in the ownership, management, operation or control of, any competitor of the Company or any division or business segment of any competitor of the Company;

ii. directly or through one or more of any of such Member's or Governor's Affiliates, solicit or entice, or attempt to solicit or entice, any clients, customers or suppliers of the Company or any subsidiary of the Company for purposes of working with or doing business with a Person other than the Company; and

iii. directly or through one or more of any of such Member's or Governor's Affiliates, hire or solicit, or encourage any other Person to hire or solicit, any individual who is or has been employed by the Company.

EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.12.b IS NOT MANIFESTLY UNREASONABLE.

c. **Dealings with the Company; Company Opportunities**. The Members have no expectation that (i) any Governor or any Member will be prohibited, by virtue of the Member's status as a Member of the Company, from pursuing and engaging in any activities and (ii) any Governor or any Member will be obligated to inform the Company or any Member of any such opportunity, relationship or investment (a "**Company Opportunity**") or to present to the Company any Company Opportunity. Further, the Company hereby renounces any interest in any Company Opportunity and any expectancy that any Company Opportunity will be offered to it. EACH

MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.12.c IS NOT MANIFESTLY UNREASONABLE.

d. **Contracts with the Manager, the Members or Their Affiliates**. A contract or other transaction (i) between the Company and any Governor or any Member, (ii) between the Company and an Affiliate of any Governor or any Member, or (iii) between the Company and any other organization for whom any Governor or any Member is a governor, director, manager, officer, or legal representative of such organization or in whom any Governor or Member has a material financial interest, is not void or voidable because the Governor, Member, Affiliate or the other organizations (as applicable) are parties or because the Governor, Member, Affiliate or the other organizations are present (directly or indirectly) at a meeting of the Governors or the Members at which the contract or transaction is authorized, approved, or ratified. EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.12.d IS NOT MANIFESTLY UNREASONABLE.

5.13 **Prescribing Standards of Good Faith and Fair Dealing**. The Governors and the Members shall exercise their rights and discharge their duties under this Agreement and the Revised Act in a manner consistent with the contractual obligation of good faith and fair dealing, including by acting in a manner, in light of this Agreement, that is honest, fair and reasonable. Any right exercised or duty discharged by a Governor or a Member pursuant to the written advice of the Company's attorneys, accountants, investment bankers, appraisers or other professional advisors shall be deemed to satisfy such contractual obligation. EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.13 IS NOT MANIFESTLY UNREASONABLE.

5.14 **Indemnification; Covered Persons; Limitation of Liability**.

a. **Conduct of Covered Persons**. A Covered Person shall be deemed to have acted in "good faith" within the meaning of the Act if such person acted in reliance upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Income or Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

b. **Limitation**. In accordance with Section 322C.0110 Subdivision 7 of the Revised Act, no Person will be liable to the Company or its Members for any loss, damage, liability, or expense on account of any action taken or omitted to be taken by such Person as a Governor or Member, other than for: (i) breach of the duty of loyalty in contravention of this Agreement; (ii) a financial benefit received by the Member or Governor to which the Member or Manager is not

entitled; (iii) a breach of a duty under Section 322C.0406 of the Revised Act; (iv) intentional infliction of harm on the Company or a Member; or (v) an intentional violation of criminal law. If the Revised Act is hereafter amended to authorize the further elimination or limitation of the liability of a Governor then, without requiring any action by the Members, the liability of each Governor shall be further limited to the fullest extent permitted by the amended Revised Act. Any repeal of this provision as a matter of law or any modification of this subpart by the Members shall be prospective only, and shall not adversely affect any limitation on the personal liability of any Governor existing at the time of such repeal or modification.

c. **Additional Limitation on Indemnification**. Except as otherwise determined by the Board, the Company shall not be required to indemnify a Person or advance expenses in connection with a proceeding (or part thereof) covered by Section 322C.0408 of the Revised Act if such proceeding (or part thereof) was commenced by such Person.

d. **Right to Indemnification and Advancement**. Subject to Section 5.14.c, the Company shall indemnify and advance expenses to the Governors, the Officers and other persons acting in their "official capacity" (as defined in Section 322C.0408 of the Revised Act) with respect to "proceedings" (as defined in Section 322C.0408 of the Revised Act) to the fullest extent required by Section 322C.0408 of the Revised Act for actions thereafter.

ARTICLE VI
MEMBERS

6.1 **Meetings of Members; Place of Meetings**. Except as provided in Section 6.4, all decisions of the Members will be made at a meeting duly held in accordance with this Article VI. Meetings of the Members may be held for any purpose or purposes, unless otherwise prohibited by law or by the Articles of Organization, and may be called by the Board or Members holding not less than ten percent (10%) of the Percentage Interests. All meetings of the Members will be held at the principal office of the Company or, if called by the Board, at such other place, within or outside the State of Minnesota, as is designated from time to time by the Members and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Members may participate in a meeting of the Members by means of telephone conference or similar communications equipment whereby all Members participating in the meeting can hear each other and participation in a meeting in this manner constitutes presence in person at the meeting.

6.2 **Quorum**. The presence, in person or by proxy, of a Majority in Interest constitutes a quorum for the transaction of business by the Members. If less than a Majority in Interest are represented at a meeting, a majority of the Interests so represented may adjourn the meeting to a specified date not longer than ninety (90) days after such adjournment, without further notice. At such adjourned meeting at which a quorum is present or represented by proxy, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of Members such that the remaining Members constitute less than a quorum. At any time, if there is no Person with the right to vote or to participate in the management of the business and affairs of the Company with respect to a particular Interest, then the Percentage Interest represented by such Interest will be disregarded for the purposes of determining whether a quorum is present at a meeting of Members and the requisite Percentage Interest necessary for a valid decision of the Members has been obtained.

6.3 **Proxies**. At any meeting of the Members, every Member having the right to vote thereat will be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than three (3) years prior to such meeting.

6.4 **Action Without Meeting**. Any action required or permitted to be taken at any meeting of the Members of the Company may be taken without a meeting if the action is evidenced by one or more written consents setting forth the action to be taken and signed by Members holding Percentage Interests sufficient to cause the action to be taken at a meeting of the Members at which all Members were present.

6.5 **Notice of Meetings**. Notice stating the place, day, hour and the purpose for which the meeting is called must be given, not less than three (3) days nor more than sixty (60) days before the date of the meeting, by or at the direction of the Board or Members calling the meeting, to each Member entitled to vote at such meeting. A Member's attendance at a meeting:

a. waives objection to lack of notice or defective notice of the meeting, unless such Member, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

b. waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of meeting, unless such Member objects to considering the matter when it is presented.

6.6 **Waiver of Notice**. When any notice is required to be given to any Member of the Company hereunder, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, is equivalent to the giving of such notice.

6.7 **Voting by Entity Members**. In the case of a Member that is a corporation or other legal entity, its Interest may be voted by such officer, agent or proxy as the bylaws of such corporation or agreement of such other entity may proscribe, or, in the absence of such provision, as the board of directors of such corporation or management of such other entity may determine. In the case of a Member that is a general or limited partnership, its Interest may be voted, in person or by proxy, by such Person as is designated by such Member.

6.8 **Voting Requirement**.

a. Notwithstanding anything to the contrary in the Revised Act, and solely to the extent authorized in this Agreement, each Series B Member has the right to vote in proportion to such Series B Member's Percentage Interest. Except as otherwise expressly provided in this Agreement, the affirmative vote or consent of a Majority in Interest is required for a valid decision of the Members. Except as expressly set forth herein, this standard represents the voting power required to take action at a duly called meeting pursuant to Section 322C.0407, Subdivision 5, of the Revised Act.

b. In addition to those matters specified elsewhere in this Agreement requiring the approval of at least a Majority in Interest of the Series B Members, including a voluntary dissolution pursuant to Section 9.1.a.i, the written approval of Series B Members holding a Majority in Interest shall be deemed to be consent of all of the Series B Members to:

i. sell, lease, exchange or otherwise dispose of all, or substantially all, of the Company's Property with or without the good will, outside the ordinary course of the Company's activities;

ii. approve a merger, conversion, or domestication under Sections 322C.1001 to 322C.1015 of the Revised Act;

iii. change of the status of the Company from a board-managed limited liability company to a manager-managed limited liability company or a member-managed limited liability company (in each case, as those terms are defined in Section 322C.0102 of the Revised Act); and

iv. The Members acknowledge and agree that the percentage approval requirement set forth in this Section 6.8(b) replaces and modifies the unanimous member consent rights under Section 322C.0407, Subdivision 4(16) of the Revised Act.

c. At any time that no Person has the right to vote or to participate in the management of the business and affairs of the Company with respect to the Interest held by such Member, then the Percentage Interest represented by such Interest will be disregarded in determining whether the requisite percentage necessary for a valid decision of the Members has been obtained, with the effect that such Interest will be treated as if such Interest had not been issued and the requisite percentage necessary for a valid decision will be applied against the remaining Percentage Interests.

6.9 **Minutes of Meetings and Record of Other Actions**. The Company will keep at its principal office minutes of all meetings of the Members and a record of all actions taken by the Members without a meeting.

6.10 **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations or other liabilities of the Company, and (b) do not become the debts, obligations or other liabilities of a Member solely by reason of such Member acting as a member; provided that any repeal of this provision as a matter of law or any modification of this subpart shall be prospective only, and shall not adversely affect any limitation on the personal liability of any Member existing at the time of such repeal or modification.

ARTICLE VII
ACCOUNTING AND BANK ACCOUNTS

7.1 **Fiscal Year**. The fiscal year and taxable year of the Company will end on December 31 of each year, unless a different year-end is chosen by the Board or required by the Code.

7.2 **Books and Records**. At all times during the existence of the Company, the Company will cause to be maintained full and accurate books of account, which will reflect all Company transactions and be appropriate and adequate for the Company's business. The books and records of the Company will be maintained at the principal office of the Company. The books and records of the Company shall be maintained using such method of account as shall be selected by the Board.

7.3 **Financial Reports**. Each fiscal year, there will be prepared and delivered to each Member:

a. A balance sheet as of the end of such year and related financial statements for the year then ended; and

b. All information with respect to the Company necessary for the preparation of the Members' federal and state income tax returns.

7.4 **Tax Returns and Elections; Partnership Representative**.

a. **Tax Returns and Elections**. The Company will cause to be prepared and timely filed all federal, state and local income tax returns or other returns or statements required by applicable law. The Company will claim all deductions and make such elections for federal or state income tax purposes that the Board reasonably believes will produce the most favorable tax results for the Members.

b. **Appointment of Partnership Representative**. James Lockhart is hereby designated as the Company's "partnership representative" (the "**Partnership Representative**") within the meaning of Section 6223(a) (as amended by the Bipartisan Budget Act of 2015 (the "**BBA**"). If James Lockhart ceases to be the Partnership Representative for any reason, Members holding a Majority in Interest of the Company shall appoint a new Partnership Representative.

c. **Tax Examinations and Audits**. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by the Internal Revenue Service or other federal or state taxing authorities (collectively, "**Taxing Authorities**" and each a "**Taxing Authority**"), including any resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

d. **BBA Elections and Procedures**. To the extent permitted by applicable law and regulations, the Company will annually elect out of the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company will elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

e. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member by the Company. To the extent that the Partnership Representative does not make an election under Code Section 6221(b) or Code Section 6226 (each as amended by the BBA), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code Section 6225(c)(3), (4), and (5), as amended by the BBA, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code Section 6225(c)(2) as amended by the BBA, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company.

7.5 **Bank Accounts**. All funds of the Company will be deposited in a separate bank, money market or similar account or accounts approved by the Board and in the Company's name. Withdrawals therefrom may be made only by individuals authorized to do so by the Board.

7.6 **Confidential Information**.

a. In addition to any restrictions the Company might impose pursuant to Section 322C.0410, Subdivision 7, of the Revised Act, each Member acknowledges that during the term of this Agreement, such Member will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents, whether the foregoing are oral, written, electronic, or contained in any other form or medium, which the Company treats as confidential, (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing such Member's investment in the Company or performing such Member's duties as a manager, officer, employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during such Member's association (as an owner or transferee of an Interest) or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

b. Nothing contained in this Section 7.6 shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 7.6 as if a Member; or (vii) to any potential transferee in connection with a proposed Transfer of Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 7.6 as if a Member; provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

c. The restrictions of this Section 7.6 shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its representatives on a non- confidential basis from a source other than the Company, any other Member or any of their respective representatives;

provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its representatives.

ARTICLE VIII
TRANSFERS

8.1 **Restrictions on Transfer**.

a. Except as otherwise provided in this Article VIII, no Member shall Transfer all or any portion of its Interests in the Company without the written consent of the Board (which consent may be granted or withheld in the sole discretion of the Board). Any Transfer or attempted Transfer of all or a portion of any Interest in violation of this Agreement shall be null and void and shall not be recognized or recorded on the Company's books and records.

b. Notwithstanding any other provision of this Agreement, each Member agrees that it will not Transfer all or any portion of its Interests in the Company except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Interests, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act. In connection with any Transfer, the transferring Member and the transferee shall execute and deliver to the Company a written assignment of the Interests in form and substance reasonably satisfactory to the Company and the transferee shall agree to be bound by the terms and conditions of this Agreement by executing and delivering to the Company a joinder agreement.

8.2 **Options Upon Death of Member**.

a. Upon the death of a Member, the Company, first, and, each remaining Member, second, shall have the option to purchase all (but not less than all) of the Interests owned by the deceased Member at the time of his or her death, for the Agreement Price and on the Agreement Terms. The Company shall give the remaining Members and the surviving spouse, executor, administrator or other legal representative of the deceased Member (the "**Legal Representative**") written notice of the option to purchase as soon as practical after it learns of the death of a Member.

b. The initial right of the Company to purchase all (but not less than all) of the Interests shall be exercisable with the delivery of a written notice by the Company to the Legal Representative of the deceased Member within thirty (30) days of the date of the written notice of option to purchase. The Company's exercise notice shall be binding upon delivery and irrevocable by the Company.

c. If the Company does not elect to purchase all of the Interests, the remaining Members, in the aggregate, shall have the right to purchase all (but not less than all) of the Interests. For a period of fifteen (15) days following the earlier of the expiration of the Company's option period set forth in Section 8.2.b or receipt of written notice from the Company that it does not elect to purchase the Interests, each remaining Member shall have the right to elect to purchase all (but not less than all) of his or her pro rata portion of the Interests by delivering written notice to the Company and the Legal Representative of the deceased Member. The Member's exercise notice shall be binding upon delivery and irrevocable by the Member.

d. If neither the Company nor the remaining Members elect to purchase all of the Interests pursuant to Section 8.2, then the Legal Representative of the deceased Member may,

during the sixty (60) day period following the expiration of the required periods of such option, Transfer, subject to Section 8.1.b, of all of such Interests to a proposed purchaser; provided, however, the proposed transferee shall only be an assignee possessing rights to distribution (and shall not succeed to the transferring Member's right to vote on matters before the Members) unless and until the Board consents to the admission of such assignee as a new Member, which consent may be withheld for any reason. If the Legal Representative of the deceased Member shall fail to Transfer the Interests within such sixty (60) day period, the rights provided hereunder shall be deemed to be revived and the Interests shall not be offered to any Person unless first re-offered to the Company and the remaining Members in accordance with this Agreement.

8.3 **Options Upon Voluntary Transfer**.

a. When a Member desires to Transfer any or all of its Interests during such Member's lifetime, the transferring Member shall give prompt written notice to the Company and each other Member providing that the Company, first, and each remaining Member, second, shall have the option to purchase all of the Interests being offered for the Agreement Price and on the Agreement Terms.

b. The initial right to purchase all (but not less than all) of the Interests shall be exercisable with the delivery of a written notice by the Company to the transferring Member and the remaining Members within thirty (30) days of the receipt of the transferring Member's written notice regarding the Interests being offered. The Company's exercise notice shall be binding upon delivery and irrevocable by the Company.

c. If the Company does not elect to purchase all of the Interests, the remaining Members, in the aggregate, shall have the right to purchase all (but not less than all) of the Interests. For a period of fifteen (15) days following the earlier of the expiration of the Company's option period set forth in Section 8.3.b or receipt of written notice from the Company that it does not elect to purchase the Interests, each remaining Member shall have the right to elect to purchase all (but not less than all) of its pro rata portion of the Interests by delivering written notice to the Company and the transferring Member. The Member's exercise notice shall be binding upon delivery and irrevocable by the Member.

d. The failure of the Company or any remaining Member to deliver an exercise notice by the end of their respective option periods shall constitute a waiver of the applicable rights of first offer under Section 8.3 with respect to the Transfer of such Interests, but shall not affect their respective rights with respect to any future Transfers.

e. If neither the Company nor the remaining Members elect to purchase all of the Interests pursuant to Section 8.3, then the transferring Member may, during the ninety (90) day period following the expiration of the required periods of such option (which period may be extended for a reasonable time not to exceed thirty (30) days to the extent reasonably necessary to obtain any required government approvals), Transfer, subject to Section 8.1.b, all of such Interests to a proposed purchaser. Notwithstanding the foregoing sentence, the proposed purchaser shall only be an assignee possessing rights to distribution (and shall not succeed to the transferring Member's right to vote on matters before the Members) unless and until the Board consents to the admission of such assignee as a new Member, which consent may be withheld for any reason. If the transferring Member does not Transfer the Interests within such period, the rights provided hereunder shall be deemed to be revived and the Interests shall not be offered to any Person unless first re-offered to the Company and the remaining Members in accordance with this Agreement.

8.4 **Options Upon Involuntary Transfer**.

a. Prior to any Involuntary Transfer of Interests during the life of a Member, the transferring Member or the transferring Member's representative shall give prompt written notice (the "**Notice of Involuntary Transfer**") to the Company and the remaining Members and the Company, first, and each remaining Member, second, shall have the option to purchase all (but not less than all) of the Interests owned by the transferring Member at the effective date of the Involuntary Transfer for the Agreement Price and on the Agreement Terms. The Notice of Involuntary Transfer shall disclose in full the nature and details of the Involuntary Transfer, including the event giving rise to the proposed Transfer, the terms of the proposed Transfer, the amount and payment of any consideration, and the name, address and occupation of the proposed transferee. For the purposes hereof, an "**Involuntary Transfer**" includes, but is not limited to, a potential Transfer of Interests that occurs in connection with any of the following: (i) a sale upon execution or in foreclosure of any pledge, hypothecation, lien or charge; (ii) a Bankruptcy; (iii) the appointment of a receiver; (iv) an assignment for the benefit of creditors; (v) attachment, assignment or other collection action; (vi) the appointment of a guardian or conservator for a Member, (vii) the Disability of a Member, and (viii) the Divorce of a Member.

b. The initial right of the Company to purchase all (but not less than all) of the Interests shall be exercisable with the delivery of a written notice by the Company to the transferring Member within thirty (30) days of the receipt of the transferring Member's Notice of Involuntary Transfer. The Company's exercise notice shall be binding upon delivery and irrevocable by the Company.

c. If the Company does not elect to purchase all of the Interests, the remaining Members, in the aggregate, shall have the right to purchase all (but not less than all) of the Interests. For a period of fifteen (15) days following the earlier of the expiration of the Company's option period set forth in Section 8.4.b or receipt of written notice from the Company that it does not elect to purchase the Interests, each remaining Member shall have the right to elect to purchase all (but not less than all) of his or her pro rata portion of the Interests by delivering written notice to the Company and the transferring Member. The Member's exercise notice shall be binding upon delivery and irrevocable by the Member.

d. If neither the Company nor the remaining Members elect to purchase all of the Interests pursuant to this Section 8.4, then the transferring Member may, during the thirty (30) day period following the expiration of the required periods of such option, complete the Involuntary Transfer, subject to Section 8.1.b, of all of such Interests in accordance with the terms and conditions set forth in the Notice of Involuntary Transfer; provided, however, the proposed transferee shall only be an assignee possessing rights to distribution (and shall not succeed to the transferring Member's right to vote on matters before the Members) unless and until the Board consents to the admission of such assignee as a new Member, which consent may be withheld for any reason. If the transferring Member shall fail to make such Involuntary Transfer within such thirty (30) day period, the provisions of this Agreement will apply to such Interests as if no Involuntary Transfer had been contemplated and no Notice of Involuntary Transfer had been given.

e. Notwithstanding the foregoing, the Company may redeem the Series A Preferred Units any time after three years from the date hereof by paying the Series A Member its respective outstanding Capital Contribution and outstanding Preferred Returns (the "**Series A Redemption**"). Upon, such redemption, the Series A Member's shall receive an amount of Series B Units equal to their original amount of Series A Units owned.

8.5 **Determination of Agreement Price**.

a. **Agreement Price**. The term "**Agreement Price**" shall mean (i) the Fair Market Value of the Interests as of the Valuation Date as determined under Section 8.5.b; or (ii) in the case of an Involuntary Transfer, the lesser of (A) the consideration set forth in the Notice of Involuntary Transfer and (B) the Fair Market Value of the Membership Interests as of the Valuation Date as determined under Section 8.5.b. The term "**Fair Market Value**" shall mean as of any date the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction. The term "**Valuation Date**" shall mean the last day of the month in which the event occurred which gives rise to the purchase and sale under this Article VIII, except that in the case of the death of a Member, the Valuation Date shall be the date of the Member's death.

b. **Fair Market Value; Appraisal**.

i. The Company or the Members purchasing the Interests (for purposes of this Section 8.5.b, the "**Purchaser**"), on the one hand, and the transferring Member or the Legal Representative of the deceased Member, on the other hand, shall first attempt to mutually agree on the Fair Market Value of the Interests. If they are unable to agree on the Fair Market Value within ten (10) days from the Valuation Date, the Fair Market Value of the Interests shall be determined by a Qualified Appraiser selected by the mutual agreement of the Purchaser and the transferring Member or the Legal Representative of the deceased Member and the fees and expenses of such person shall be paid by the Company.

ii. If the transferring Member or the Legal Representative of the deceased Member and the Purchaser are unable to agree on a Qualified Appraiser within twenty (20) days following the Valuation Date, the Fair Market Value shall be decided by a Qualified Appraiser appointed by the Purchaser and a Qualified Appraiser appointed by the transferring Member or the Legal Representative of the deceased Member, and such appointments shall be made within thirty (30) days following the Valuation Date. The two (2) Qualified Appraisers shall independently, and without consultation, prepare a written appraisal of Fair Market Value within thirty (30) days after appointment. If the values of the two appraisals differ by no more than ten percent (10%) of the value of the higher appraisal, then the Fair Market Value shall be the average of the two (2) appraisals. This determination of Fair Market Value shall be binding and conclusive. If either party fails to timely appoint a Qualified Appraiser, the Qualified Appraiser appointed by the other party shall determine the Fair Market Value and such determination shall be conclusive and binding on all parties. If the values of the two appraisals differ by more than ten percent (10%) of the value of the higher appraisal, the two Qualified Appraisers shall select a third Qualified Appraiser (the "**Third Qualified Appraiser**").

iii. The Third Qualified Appraiser shall make an appraisal of Fair Market Value within twenty (20) days after appointment and without consultation with the first two (2) Qualified Appraisers. The Fair Market Value shall be the value of one of the two (2) Qualified Appraisers that is closest, on a dollar basis, to the Fair Market Value selected by the Third Qualified Appraiser. This determination of Fair Market Value shall be binding and conclusive on all parties.

iv. The Company shall pay all the fees and expenses of the Qualified Appraiser that is appointed by the Purchaser and the transferring Member or the Legal Representative of the deceased Member shall pay all the fees and expenses of the Qualified

Appraiser that it appoints. The fees and costs of the Third Qualified Appraiser shall be paid equally by the Company and the transferring Member or the Legal Representative of the deceased Member.

8.6 **Agreement Terms**.

a. Unless the parties agree otherwise, the closing on the purchase and sale of the Interests pursuant to Article VIII shall take place no later than the thirtieth (30th) day after the later of the date (i) on which the last applicable option to buy is exercised or lapses with respect to the Interests or (ii) the Agreement Price is determined.

b. At the closing of any purchase or sale pursuant to this Article VIII, the portion of the Agreement Price to be paid in cash or by cashier's check (the "**Down Payment**") shall be as follows: (i) in the case of a deceased Member or Disabled Member, the amount of life insurance or disability insurance proceeds collected by the Member or the Company on account of such Member's death or Disability, but not more than the Agreement Price; and (ii) in all other cases, 20% of the Agreement Price. The balance, if any, of the Agreement Price after taking into account the Down Payment, shall be paid in five (5) annual payments of principal and interest. Such payments shall begin on the first year anniversary following the closing, and the remaining installments shall be paid on each anniversary thereafter, until the fifth anniversary, on which the date unpaid balance and all accrued interest shall be due in full. Interest on the unpaid balance shall accrue annually at the Prime Rate in effect on the date of closing but in no event shall be more than six percent (6%) per annum. The buyer of any Interests will prepare and give the transferee of such Interests a negotiable promissory note ("**Note**") as evidence of this debt. The Note shall permit the buyer to prepay all or any part of the principal balance of the Note at any time without penalty or premium, and upon default, shall provide that the holder may declare the entire balance of principal and accrued interest to be due and payable if such default shall continue for a period of thirty (30) days after receipt by the maker of written notice of such default.

c. All payments under any Note issued by a purchasing Member shall be secured by the Interests purchased by such Member; provided, however, a holder of such Note shall not have the right to vote any Interests pledged as collateral security so long as the Note is not in default. The purchasing Member agrees to execute such instruments as may reasonably be requested by the transferring Member to secure the security interest in the Interests.

d. If at the time of closing hereunder, a transferring Member is indebted to a purchasing Member or the Company, the Company or the purchasing Member, as the case may be, shall have the right to offset the Agreement Price to be paid by the Company (if a buyer of the Interests) or such purchasing Member, as the case may be, by the outstanding balance of such indebtedness on the date of closing. Such offset shall be recouped by: (i) first reducing the principal amount outstanding under the Note issued by such purchasing Member and such reduction shall affect the timing of the amount of the payments required under the Note in the same manner as if the Company or Member had made a prepayment (without premium or penalty) thereunder; and (ii) then, to the extent necessary, be recouped from the cash portion of the Agreement Price.

e. At the closing, the transferring Member shall deliver to the purchasing Member or the Company, as applicable, good and marketable title to its Interests, free and clear of all liens and encumbrances. Each Member agrees to cooperate and take all actions and execute all documents reasonably necessary or appropriate to reflect the purchase of the Interests by the purchasing Member.

8.7 **Power of Attorney**. Each Member appoints the Company, through such Officer as the Board may designate, as its agent and attorney-in-fact to execute and deliver all documents needed to convey its Interests if such Member is a transferee of the Interests and is not present at the closing. This power of attorney is coupled with an interest and does not terminate on a Member's Disability or death, and continues for as long as this Agreement is in effect.

8.8 **Life Insurance and Disability Insurance**. Each Member and the Company may maintain and be the beneficiary of life insurance policies or disability insurance policies on the life of each other Member, as he, she or it deems appropriate to carry out his, her or its obligations under this Agreement, and each Member will cooperate fully in any such acquisitions, including submitting to any physical examinations and providing any medical information required by the insurer. The Company and each Member, as the case may be, shall be responsible for paying premiums on any life or disability insurance policies that he, she or it owns on the life of any other Member.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.1 **Events Causing Dissolution**.

a. Notwithstanding Section 322C.0701 of the Revised Act, the Company will be dissolved upon the first to occur of the following events:

i. upon the approval of a Majority in Interest; or

ii. upon the entry of a decree of judicial dissolution permitted under Section 322C.0701 of the Revised Act.

b. To the full extent permitted by applicable law, the forgoing events which cause dissolution of the Company shall be the exclusive events which cause the dissolution of the Company.

9.2 **Effect of Dissolution**. Except as otherwise provided in this Agreement, upon the dissolution of the Company, the Board will take such actions as may be required to wind up, liquidate and terminate the business and affairs of the Company in accordance with this Agreement and applicable laws. In connection with such winding up, the Board may liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining fair market value therefor, apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the provisions of Section 9.3 and do any and all acts and things authorized by, and in accordance with, applicable laws for the winding up and liquidation.

9.3 **Application of Proceeds**. Upon dissolution and liquidation of the Company, the assets of the Company will be applied and distributed in the order of priority set forth in Section 4.2.

ARTICLE X
MISCELLANEOUS

10.1 **Title to the Property**. Title to the Property will be held in the name of the Company. No Member has any ownership interest or rights in the Property, except indirectly by virtue of such Member's ownership of an Interest. No Member has any right to seek or obtain a partition of the Property, nor does any Member have the right to any specific assets of the Company upon the liquidation of or any Distribution from the Company.

10.2 **Nature of Interest in the Company**. An Interest is personal property for all purposes.

10.3 **Organizational Expenses**. Each Member will pay such Member's own expenses incurred in connection with the review and negotiation of this Agreement.

10.4 **Notices**. Any notice, demand, request or other communication (a "**Notice**") required or permitted to be given by this Agreement, the Revised Act to the Company, any Member, or any other Person will be sufficient if in writing and if hand delivered or mailed by registered mail, certified mail or express courier to the Company at its principal office or to a Member or any other Person at the address of such Member or Person in the records of the Company or sent by facsimile transmission to the telephone number, if any, of the recipient's facsimile machine as such telephone number appears on the records of the Company, or sent via email to the email address, if any, of the recipient as it appears in the records of the Company. All Notices that are mailed will be deemed to be given when deposited in the United States mail, postage prepaid. All Notices that are hand delivered will be deemed to be given upon delivery. All Notices that are given by facsimile transmission or e-mail (with confirmation of transmission) will be deemed given when sent if sent during normal business hours of the recipient and on the next business day if sent after normal business hours of the recipient.

10.5 **Waiver of Default**. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder will be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default will not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

10.6 **No Third Party Rights**. None of the provisions in this Agreement are for the benefit of or enforceable by any third-party, including creditors of the Company; provided, however, that the Company may enforce any rights granted to the Company under this Agreement, its Articles of Organization or the Revised Act, as the case may be.

10.7 **Entire Agreement**. This Agreement, together with the Articles of Organization, constitutes the entire agreement among the Members and supersedes all other written, oral, or implied agreements, arrangements, and understandings among the Members the formation, operation and continuation of the Company and the relations among and between the Members and the Company.

10.8 **Complete Statement of Expectations**. Each Member represents and warrants that:

a. This Agreement (together with the joinder or any other subscription agreement executed by a Member, if any) forms a complete statement of the reasonable expectations of such Member with respect to the formation, operation, and continuation of the Company and the relations among and between the Members and the Company, and such Member does not have any such expectations not set forth in this Agreement.

b. This Agreement (together with the joinder or any other subscription agreement executed by a Member, if any) contains a complete statement of all expectations that were material to such Member's decision to become a Member of the Company.

c. This Agreement may not be amended or altered by any oral representation or implied or implicit conduct or actions.

10.9 **Amendments to this Agreement**. Except as otherwise provided in this Agreement, this Agreement and the Articles of Organization may not be modified or amended in any manner other than by the written agreement of the Members holding a Majority in Interest at the time of such modification or amendment.

10.10 **Severability**. If any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement will not be affected thereby and will remain in full force and effect and may be enforced to the greatest extent permitted by law.

10.11 **Binding Agreement**. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement are binding upon, and will inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

10.12 **Counterparts**. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which constitutes one agreement that is binding upon all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart.

10.13 **Governing Law**. This Agreement is governed by, and is to be construed in accordance with, the laws of the State of Minnesota.

10.14 **Dispute Resolution**. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Minnesota or in the Hennepin County District Court of the State of Minnesota, so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Minnesota. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient form.

10.15 **Remedies**. In the event of a default by any party in the performance of any obligation undertaken in this Agreement, in addition to any other remedy available to the non-defaulting parties, the defaulting party must pay to each of the non-defaulting parties all costs, damages, and expenses, including reasonable attorneys' fees, incurred by the non-defaulting parties as a result of such default. If any dispute arises with respect to the enforcement, interpretation, or application of this Agreement and court proceedings are instituted to resolve such dispute, the prevailing party in such court proceedings may recover from the non-prevailing party all costs and expenses, including reasonable attorneys' fees, incurred by the prevailing party in such court proceedings.

10.16 **Attorney Disclosure; Representation of the Company**. At the request of the Company, Messerli & Kramer P.A. ("**Messerli**") has drafted this Agreement and various related documents for the Company. Each of the Members and the Company recognize that their interests under such documents may now or hereafter be adverse to, or in conflict with, the interests of one another. Each of the Members and the Company hereby consent to the representation by Messerli of the Company in connection with the preparation and execution of such documents. Further, each of the Members and the Company hereby agree that at no time will such representation be construed, claimed, or deemed to be a breach of any fiduciary relationship, a conflict of interest, or a violation of any other obligation of any party. Furthermore, all of the parties hereto represent and warrant that this is an important document and that each Member has

made a conscious decision on whether or not to seek independent legal or accounting representation, or if not, the Member waives the same.

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IN WITNESS WHEREOF, the Company and the Members hereto have signed and acknowledged this Agreement as of the Effective Date.

COMPANY:

Sun50, LLC

____

By: ____________________________________

Its: ____________________________________

MEMBERS:

Christie + Jim, Inc.

____

By:

Its:

____

____

____

____

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[Signature Page to Operating Agreement of Sun50, LLC

SCHEDULE 1
Schedule of Members and Percentage Interests
As of 2/28/2022

Member's Name and Address	**Capital Contribution**	**Series A Units**	**Percentage Interest**
Founders	$353,949.00	353,949	36.9%
Third Parties	$605,000.00	605,000	63.1%
TOTAL	**$958,949.99**	**958,949**	**100%**
Member's Name and Address	**Capital Contribution**	**Series B Units**	**Percentage Interest**
Founders	$70,000	4,000,000	100%
TOTAL	**$70,000**	**4,000,000**	**100%**